UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 12, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 12 May 2026 entitled ‘FY26 Preliminary Results’.

Vodafone Group Plc

FY26 Preliminary Results

12 May 2026

Vodafone: simpler, stronger, growing

“After the transformation of the last three years, we are now a simpler company with a stronger growth outlook.
 Our strategic progress has generated good Group service revenue momentum for the year, together with profit and cash flow at the upper end of our guidance range. We returned to top line growth in Germany, alongside strong performances across Africa and in Türkiye. Our early successes from the UK merger integration reinforce our confidence in its potential and I am delighted that we are now gaining full ownership.
Looking ahead, we will continue to drive continuous improvements across our business, with customer experience as our number one priority. We are now well set for mid-term growth.”

Margherita Della Valle
Group Chief Executive

Financial highlights

4.5%	Achieved top end	€3.1 billion	Medium term Adj. FCF growth ambition
Adjusted EBITDAaL organic growth	FY26 financial guidance	Total shareholder returns

  -
Total revenue: Increased 8.0% to €40.5 billion (FY25: €37.4 billion), due to strong service revenue growth and the consolidation of Three UK, partially offset by foreign exchange movements.

  -
Service revenue: Grew 8.8% to €33.5 billion (FY25: €30.8 billion) and on an organic basis increased 5.4% with growth in all segments except Germany.

 -
Germany: Organic service revenue decreased 0.2% in FY26, with gradual improvement throughout the year to 1.3% growth in Q4. Mobile market competitive intensity and the final TV law impact were offset by higher wholesale revenue, Consumer broadband ARPU improvement and strong digital services demand in Business.

 -
UK: Organic service revenue increased 0.3% with growth in our Consumer and Wholesale segments, partially offset by Business decline due to planned managed services contract terminations.

 -
Other Europe and Türkiye: Organic service revenue grew 0.5% in Other Europe with good performance across markets offset by competitive pressure in Portugal. Service revenue in Türkiye increased 10.8% in euro terms.1

 -
Africa: Maintained double-digit organic service revenue growth (FY26: 12.9%), supported by growth above inflation in Egypt and Vodacom’s international markets.

 -
Business: Organic service revenue grew 3.2%, with double digit growth in digital services.

  -
Adjusted EBITDAaL: Increased 3.8% to €11.4 billion (FY25: €10.9 billion), and 4.5% on an organic basis, driven by service revenue growth, only partially offset by continued commercial investment.

  -
Operating profit: Increased by €3.2 billion to €2.8 billion (FY25: loss of €0.4 billion), due to Adjusted EBITDAaL growth and non-cash impairment charges in the prior year, partially offset by higher depreciation and amortisation following the consolidation of Three UK.

  -
Shareholder returns: The final €0.5 billion tranche of the second €2 billion buyback programme completed on 11 May 2026. Total dividends per share are 4.6125 eurocents in FY26 (FY25: 4.5 eurocents), a 2.5% increase year-on-year, in line with our commitment to a progressive dividend policy announced in November 2025.

  -
Top end of FY26 guidance range achieved: Adjusted EBITDAaL at €11.6 billion and Adjusted free cash flow at €2.6 billion on a guidance basis.

Strategic highlights

  -
A new chapter: Following our transformation actions, we are entering a new chapter as a simpler and stronger business, and our external environment is creating new opportunities, with new demand for high quality connectivity and a more supportive regulatory context.

  -
A clear strategy: Our strategy is focused on continuing to deliver operational progress across our priorities of Customers, Simplicity and Growth. This will drive improved performance and provide us with strong foundations for future growth.

  -
A growth outlook: With our diversified growth portfolio, we will continue to drive attractive returns for our shareholders. Our growth portfolio gives us the confidence in our medium-term ambition to deliver double-digit Adjusted free cash flow growth, driving continued Adjusted free cash flow growth in euro terms.

Note: 1. Excluding the impact of hyperinflationary accounting adjustments.

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A webcast Q&A session will be held at 10:00 GMT on 12 May 2026. The webcast and supporting information can be accessed at vodafone.com

Strategic progress & portfolio

Vodafone, a new chapter

Since May 2023, Vodafone has been through a period of significant transformation, covering all aspects of our business, including portfolio, capital structure and operating model. Three years on, we are entering a new chapter as a simpler business. We have a clear strategy and through continued execution, we are in a strong position to grow.

A new chapter

Alongside our internal transformation, we are also entering a new connectivity era benefiting from a more supportive external environment, with favourable trends across demand, supply and regulation.

  -
A simpler Vodafone: With a clear operating model organised around four distinct operating divisions: Europe, Africa, Business and Investments. Our operating divisions are supported by our scaled shared operations and platforms.

  -
A well-positioned Vodafone: Operating in markets with sustainable structures, where we hold strong and scaled positions. We have reset our capital structure, with disciplined and stable capital investment, a stronger balance sheet, and €9 billion returned to shareholders over the last three years.

  -
Demand is being reshaped: Customers today expect seamless connectivity across all their devices, with the end-to-end customer experience driving loyalty and value. Our products & services are critical enablers of the Artificial Intelligence revolution, the need for trusted, secure, sovereign and resilient services, and the digitalisation of economies.

  -
An unparalleled global network: Vodafone’s global networks, spanning from the seabed to the stars, provide a unique foundation to meet rising demand for the best next-generation connectivity. Our trusted networks and range of best-available technologies will unlock new use cases and provide leading experiences for our customers.

  -
A more supportive environment: Our customers are benefiting from investment in our networks, which are more resilient, and better quality. These benefits are driven by a more supportive environment, with sustainable pricing models embedded in more markets than ever before, and pro-investment spectrum decisions and support for scaled infrastructure unlocking competitiveness and innovation.

A clear strategy

Vodafone’s strategy is focused on delivering operational progress across three clear priorities: Customers, Simplicity and Growth. Together, these priorities underpin our improved performance and provide Vodafone with strong foundations for future growth.

  -
Customers: We have reset and continue to improve our customers’ experience, alongside investment in our leading networks. Our actions have also supported growing market share in many of our markets.

  -
Simplicity: We have also continued to drive efficiencies across the Group, with opex savings supporting reinvestments in attractive growth opportunities, such as B2B, our brand, and our customer experience. Whilst we have driven a significant structural change, we have also maintained strong employee engagement, and high satisfaction with our Shared Operations.

  -
Growth: Over the last three years, strong execution of our strategic priorities has supported service revenue growth across Europe & Africa, accelerated Group Adjusted EBITDAaL growth, and consistent growth in Adjusted free cash flow.

A growth outlook

We operate through four key divisions, Europe, Africa, B2B and Investments, each with their own strengths, strategic priorities and growth drivers. In addition, we have several scaled platforms that provide us with a structural advantage. With these assets, our diversified portfolio and growth drivers, we will continue to drive attractive returns for our shareholders.

  -
Europe: We are focused on building trust with our strong networks and leading customer experiences, as well as driving value through convergence. We have clear priorities against these strategic pillars for the years ahead, including in Germany where we are focused on the turnaround, and in the UK, where we continue to progress with the integration.

  -
Africa: Vodacom is well positioned to capture structural growth opportunities such as population growth and rising data usage. Vodacom will also continue to build on its leading FinTech platforms, as well as target broadband leadership with a suite of next-generation technologies, including fibre-to-the-home (‘FTTH’), fixed wireless access (‘FWA’), and satellite connectivity.

  -
Business: Across Europe and Africa, with our platforms we are serving customers of all sizes, from small enterprises to global multinationals. We operate in attractive markets, leverage our scale and local expertise, and are diversifying beyond connectivity. Our products & services help businesses digitalise and unlock the power of the latest technologies, including 5G standalone, sovereign & secure solutions, GenAI for SMEs, and satellite-based IoT.

  -
Investments: Vodafone has a valuable portfolio of non-controlled investments, including stakes in telecoms operations and infrastructure, as well as a range of innovative businesses. Since forming the Investments division two years ago, we have taken an active management approach and simplified this portfolio, crystallising significant value. This included the recently announced sale of our interests in VodafoneZiggo for €1 billion cash proceeds and a 10% stake in a larger Benelux company, Ziggo Group.

  -
Our scale: Provides us with a structural advantage, enabling the Group to build once and deploy at scale across our markets and shared commercial, technology and operational platforms. Our strengths include our globally recognised brand, our industry-leading shared operations, a unique opportunity to rapidly embed AI across our markets, and our scaled digital platforms across Consumer, IoT and financial services.

  -
Our growth portfolio: Our diversified footprint, disciplined capital allocation and clear operational progress provide us with the confidence in our mid-term value equation.

Mid-term ambition1		FY26 performance	Considerations
Revenue growth	Europe	+0.1%	Building trust, focused on value
	Africa	+12.9%	Structural growth opportunities
	B2B	+3.2%	Growing demand, with diverse products & services
	Group	+5.4%
Operating leverage	Group Adj. EBITDAaL margin	28.1%	€2bn (gross) efficiency & synergy potential €1bn (net) EU opex reduction opportunity (FY27-FY30)2,3
Adj. EBITDAaL growth	Europe	(0.1)%	Europe: Growth supported by UK synergies
	Africa	+14.0%	Africa: Double-digit EBITDA CAGR
	Group	+4.5%
Disciplined capital allocation	Group	+18% capital intensity	Broadly stable capital intensity market-by-market
		c.3% cost of debt	Targeting lower half of 2.25-2.75x Adj. EBITDAaL/net debt range
Double-digit organic growth in Adjusted FCF --> Euro growth in Adjusted FCF

Notes:

1.
Medium-term financial ambition assume no material change to the structure of the Group (at 31 March 2026), is based on current prevailing assessments of the macroeconomic outlook, including interest rates and inflation, and is at constant foreign exchange rates.

2.
Includes Europe, Shared Operations and Corporate services, and committed UK cost synergies. The majority of the previously disclosed £700 million cost & capex synergies is expected to be opex savings.

3.
Restructuring and integration costs in FY27 are expected to peak at c.€0.7 billion, which includes integration costs of c.€0.4 billion related to the VodafoneThree merger.

  -
Shareholder returns: Over the last three years, our progress has driven attractive shareholder returns, with double-digit growth in Adjusted free cash flow per share (FY24-FY26). We have also committed to a progressive dividend policy, with the full year dividend per share for FY26 growing by 2.5%, reflecting our growth outlook. We have also returned €4 billion to shareholders through share buybacks over the last two years.

A more detailed summary of our progress and is outlined in an accompanying presentation and video available here:
investors.vodafone.com/results.

Portfolio

VodafoneThree integration

On 31 May 2025, we completed the merger of Vodafone UK and Three UK. Full details of the transaction can be found here: Completion of Vodafone and Three merger in the UK.

On 5 May 2026, we announced that Vodafone had reached an agreement for the buyout of CK Hutchison Group Telecom Holding Limited (CKHGT) from the VodafoneThree joint venture for £4.3 billion (€4.9 billion) via a cancellation of shares (the ‘Transaction’). Following completion of the Transaction, Vodafone will become the sole owner of VodafoneThree.

VodafoneThree is now the biggest mobile network operator in the UK with over 28 million customers, with a multi-brand mobile strategy in Consumer through the Vodafone, Three, VOXI, SMARTY and Talkmobile brands.

Since the merger of Vodafone UK and Three UK last year, we have made a fast start with the integration including significant network improvements as part of our promise to deliver a best-in-class experience, and we have taken actions on key areas of cost synergies to deliver the first material impacts in FY27. Network sharing activation is ahead of plan, with both Vodafone and Three customers already benefiting from seamlessly using both networks across 10,000 radio sites ahead of plan. Seven million Three and SMARTY customers are also benefiting from improved 4G speeds of up to 40%, through sharing of combined spectrum.

This strong start to the integration means we are now even more confident on delivering our plans to create one of Europe’s leading telecoms networks, which include expecting to realise £700 million annual cost and capital expenditure synergies by FY30. We believe now is the right time to take full ownership of VodafoneThree, enabling us to move at an even faster pace to transform the UK’s digital infrastructure and realise value for our shareholders.

Romania

On 1 October 2025, we completed the acquisition of Telekom Romania Mobile Communications S.A (‘TKRM’) for €30 million. This transaction strengthens our position in the market, increasing both our local scale and unlocking significant synergy benefits. We acquired TKRM and its postpaid customer base, while Digi Romania S.A. acquired TKRM’s prepaid customer business. We also gained additional spectrum and towers as part of the transaction. The integration is well underway, and we have completed the migration of 250,000 customers to Vodafone contracts and combined over 350 radio sites.

Africa

In November 2025, the Independent Communications Authority of South Africa, approved Vodacom’s proposed fibre joint venture with Maziv Proprietary Limited and the transaction closed on 2 December 2025. This transaction increases the scale of the country’s open access fibre platform and strengthens our fixed growth prospects in South Africa.

In December 2025, we announced that Vodacom Group Limited had agreed to acquire an effective 20% of the issued share capital in Safaricom Plc, Kenya's leading telecoms operator. Vodacom will acquire 15% from the Government of Kenya for a cash consideration of €1.36 billion (KES 204 billion) and 5% from Vodafone for a cash consideration of €0.45 billion (KES 68 billion). Following completion of the acquisition, Safaricom will be owned by Vodacom (55%), the Government of Kenya (20%) and public investors (25%). Safaricom will be consolidated by both Vodacom and Vodafone Group. The acquisition provides both Vodafone and Vodacom with an opportunity to gain controlling ownership of one of Africa’s most successful telecoms and financial services businesses.

The acquisition is subject to a status quo order issued by the High Court of Kenya on 23 March 2026, following an application for conservatory order which was subsequently heard on 27 April 2026. A ruling is expected on 18 May 2026. Pending this ruling, the acquisition will be effective upon the satisfaction of all conditions precedent and completion of the relevant share purchase agreements.

Financial Review ⫶ Results in line with expectations

Financial results

  -
Total revenue: Increased 8.0% to €40.5 billion (FY25: €37.4 billion), due to strong service revenue growth and the consolidation of Three UK, partially offset by foreign exchange movements.

  -
Service revenue: Grew 8.8% to €33.5 billion (FY25: €30.8 billion) and on an organic basis increased 5.4% with growth in all segments except Germany. Vodafone Business grew 2.2% in FY26, and 3.2% on an organic basis, with double-digit growth in digital services revenue.

  -
Adjusted EBITDAaL: Increased 3.8% to €11.4 billion (FY25: €10.9 billion), and 4.5% on an organic basis, as service revenue growth was only partially offset by continued commercial investment.

  -
Operating profit: Increased by €3.2 billion to €2.8 billion (FY25: loss of €0.4 billion), due to Adjusted EBITDAaL growth and non-cash impairment charges in the prior year, partially offset by higher depreciation and amortisation following the consolidation of Three UK.

  -
Earnings per share: Basic loss per share from continuing operations was 1.20 eurocents in FY26, compared to a loss per share of 15.86 eurocents in the prior year, following the impairment charges in FY25. Adjusted basic earnings per share was 10.72 eurocents compared to 7.87 eurocents in the prior year.

	FY261	FY25	Reported
	€m	€m	change %
Revenue	40,461	37,448	8.0
- Service revenue	33,480	30,758	8.8
- Other revenue	6,981	6,690
Adjusted EBITDAaL2,3	11,351	10,932	3.8
Restructuring costs	(370)	(164)
Interest on lease liabilities4	615	488
Gain/(loss) on disposal of property, plant and equipment and intangible assets	199	(25)
Depreciation and amortisation of owned assets	(8,481)	(7,569)
Share of results of equity accounted associates and joint ventures	(382)	(123)
Impairment charge	–	(4,515)
Other (expense)/income	(88)	565
Operating profit/(loss)	2,844	(411)	792.0
Investment and other income	1,395	864
Financing costs	(2,375)	(1,931)
Profit/(loss) before taxation	1,864	(1,478)
Income tax expense	(1,805)	(2,246)
Profit/(loss) for the financial year - Continuing operations	59	(3,724)
Loss for the financial year - Discontinued operations	(108)	(22)
Loss for the financial year	(49)	(3,746)

Attributable to:
- Owners of the parent	(397)	(4,169)
- Non-controlling interests	348	423
Loss for the financial year	(49)	(3,746)

Basic loss per share - Continuing operations	(1.20)c	(15.86)c
Basic loss per share - Total Group	(1.65)c	(15.94)c
Adjusted basic earnings per share2	10.72c	7.87c

Further information is available in a spreadsheet at investors.vodafone.com/results

Notes:

1.
The FY26 results reflect average foreign exchange rates of €1: GBP 0.87, €1: ZAR 20.10, €1: TRY 48.02 and €1: EGP 56.60.

2.
Adjusted EBITDAaL and Adjusted basic earnings per share are non-GAAP measures. See page 37 for more information.

3.
Includes depreciation on leased assets of €3,674 million (FY25: €3,205 million).

4.Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group’s definition of that metric, for re-presentation in financing costs.

Cash flow, funding & dividend

  -
Cash from operating activities: Decreased 7.0% to €14.3 billion, reflecting cash inflows from discontinued operations in the prior year.

  -
Adjusted free cash flow: An inflow of €2.6 billion versus an inflow of €2.5 billion the prior year, reflecting an increase in Adjusted EBITDAaL and foreign exchange movements.

  -
Net debt: Increased to €25.4 billion (€22.4 billion as at 31 March 2025), primarily due to the consolidation of VodafoneThree debt upon completion of the transaction and the share buyback of €2 billion.

  -
Current liquidity: Cash and cash equivalents and short-term investments totalled €12.4 billion (€16.3 billion as at 31 March 2025). This includes €0.5 billion of net collateral which has been posted to Vodafone from counterparties as a result of positive mark-to-market movements on derivative instruments (€1.3 billion as at 31 March 2025).

  -
Shareholder returns: Total dividends per share are 4.6125 eurocents in FY26 (FY25: 4.5 eurocents) including a final dividend per share of 2.3625 eurocents. The ex-dividend date for the final dividend is 4 June 2026 for ordinary shareholders, and 5 June 2026 for ADR holders. The record date is 5 June 2026, and the dividend is payable on 30 July 2026. The capital returned to shareholders in FY26 totalled €3.1 billion.

	FY26	FY25	Reported
Cash flow and funding	€m	€m	change %
Inflow from operating activities	14,291	15,373	(7.0)
(Outflow)/inflow from investing activities	(4,238)	4,759	(189.1)
Outflow from financing activities	(11,806)	(15,278)	22.7
Net cash (outflow)/inflow	(1,753)	4,854	(136.1)
Cash and cash equivalents at the beginning of the financial year	10,893	6,114
Exchange loss on cash and cash equivalents	(227)	(75)
Cash and cash equivalents at the end of the financial year	8,913	10,893

Borrowings less cash and cash equivalents	(43,654)	(42,142)	(3.6)

	FY26	FY25	Reported
	€m	€m	change %
Adjusted free cash flow1,2	2,621	2,548	2.9
Licences and spectrum	(404)	(421)
Restructuring costs including working capital movements	(213)	(246)
Integration capital additions	(209)	(31)
Free cash flow1	1,795	1,850	(3.0)

Net debt1	(25,411)	(22,397)	(13.5)

Notes:

1.
Adjusted free cash flow, Free cash flow and Net debt are non-GAAP measures. See page 37 for more information.

2.
Discontinued operations generated a cashflow of €nil million during the year ended 31 March 2026 (FY25: €40 million), in addition to the reported total from continuing operations.

Outlook & capital allocation

FY27 guidance

In May 2025, we set out guidance for FY26 for Adjusted EBITDAaL and Adjusted free cash flow. For FY26 we reported Adjusted EBITDAaL and Adjusted Free cash flow of €11.4 billion and €2.6 billion. The FY26 outcome, as reported, reflects the foreign exchange rate movements versus those used for the basis of guidance and the impact of Türkiye hyperinflation accounting, which in aggregate, reduced Adjusted EBITDAaL by €0.2 billion. The table below compares the guidance given and our actual performance.

The current macroeconomic climate represents specific uncertainties, particularly around trade, energy costs and foreign exchange rates, all of which may impact our financial performance in the year ahead. Based on the current prevailing assessments of the macroeconomic outlook, Adjusted EBITDAaL is expected to be €11.9-€12.2 billion and Adjusted free cash flow to be €2.6-€2.9 billion, as outlined below. For FY27, we are also providing additional outlook for Europe and expect Adjusted EBITDAaL to be €7.6-€7.9 billion. Restructuring and integration costs in FY27 are expected to peak at c.€0.7 billion, which includes integration costs of c.€0.4 billion related to the VodafoneThree merger. For further information please refer to the accompanying presentation available here: investors.vodafone.com/results.

€billion	Adjusted EBITDAaL1	Adjusted FCF1,2
FY26 guidance	11.3 – 11.6	2.4 – 2.6
FY26 outcome – guidance basis3,4	11.6	2.6
Impact of exchange rates	(0.1)	–
Impact of Türkiye hyperinflation accounting	(0.1)	–
FY26 actual – reported basis	11.4	2.6
Impact of exchange rates	(0.1)	(0.1)
Remove impact of Türkiye hyperinflation accounting	0.1	–
Impact of M&A transactions5	–	(0.1)
FY27 re-based4,6	11.4	2.4
Growth	0.5 – 0.8	0.2 – 0.5
FY27 guidance4,7	11.9 – 12.2	2.6 – 2.9
Safaricom consolidation impact – pro-forma 12 months FY27	1.5	–

Notes:

1.
Adjusted EBITDAaL and Adjusted free cash flow are non-GAAP measures. See page 37 for more information.

2.
Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions, working capital related items and M&A.

3.
The FY26 outcome on guidance basis is derived by applying FY26 guidance foreign exchange rates. The FY26 guidance foreign exchange rates were €1: GBP 0.85; €1: ZAR 20.59; €1: TRY 43.42; €1: EGP 56.74.

4.
Excluding the impact of hyperinflation accounting in Türkiye.

5.
M&A transactions include the impact of the disposal of VodafoneZiggo.

6.
The FY26 rebased outcome is derived by applying FY27 guidance foreign exchange rates.

7.
The FY27 guidance reflect the following foreign exchange rates: €1: GBP 0.87; €1: ZAR 19.60; €1: TRY 53.07; €1: EGP 62.53. The guidance assumes no material change to the structure of the Group.

Capital allocation

In March 2024, we conducted a broad capital allocation review, considering the Group’s strategy within its reshaped footprint.

  -
Investment: Following an extensive review of our capital investment requirements, the current capital intensity will be broadly maintained at a market level, which will allow for appropriate investment in network and growth opportunities.

  -
Leverage: The current leverage policy of 2.25x – 2.75x Net Debt to Adjusted EBITDAaL was adopted in 2024, with a target to operate in the bottom half of the range. The leverage policy supports a solid investment grade credit rating and positions Vodafone to continue to invest for growth over the long-term.

  -
Shareholder returns (dividends): The Board has declared total dividends of 4.6125 eurocents per share for FY26 (FY25: 4.5 eurocents), reflecting a 2.5% year-on-year increase in line with our commitment to a progressive dividend policy announced in November 2025.

  -
Shareholder returns (share buybacks): The final tranche of the second €2 billion share buyback programme completed on 11 May 2026. Since the launch of the first share buyback programme in March 2024, we have repurchased 4.2 billion shares. Total capital returns to shareholders in FY26 were €3.1 billion.

Segment performance

Geographic performance summary

	Total revenue		Service revenue		Adjusted EBITDAaL1		Adjusted EBITDAaL margin1		Capital additions
	FY26	FY25	FY26	FY25	FY26	FY25	FY26	FY25	FY26	FY25
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Germany	12,133	12,180	10,874	10,876	4,243	4,384	35.0	36.0	2,496	2,482
UK	9,192	7,069	7,597	5,887	1,881	1,558	20.5	22.0	1,388	897
Other Europe2	5,714	5,694	4,888	4,805	1,574	1,510	27.5	26.5	860	856
Türkiye	3,431	3,086	2,826	2,484	983	842	28.7	27.3	539	447
Africa	8,365	7,791	6,653	6,172	2,834	2,593	33.9	33.3	1,185	1,038
Common Functions3	1,825	1,817	763	663	(164)	45			823	1,142
Eliminations	(199)	(189)	(121)	(129)	–	–			–	–
Group	40,461	37,448	33,480	30,758	11,351	10,932	28.1	29.2	7,291	6,862

Downloadable performance information is available at: investors.vodafone.com/results

Service revenue growth	FY25			FY26
	Q4	H2	Total	Q1	Q2	H1	Q3	Q4	H2	Total
	%	%	%	%	%	%	%	%	%	%
Germany	(6.0)	(6.2)	(5.0)	(3.2)	0.5	(1.4)	0.7	2.0	1.4	–
UK	5.7	6.7	4.5	15.2	38.0	26.7	31.1	31.5	31.3	29.0
Other Europe2	1.1	1.7	1.8	0.3	0.1	0.2	3.5	3.0	3.3	1.7
Türkiye	15.2	50.4	42.3	22.1	18.7	20.3	(13.5)	36.9	8.5	13.8
Africa	8.8	6.4	3.7	7.3	8.4	7.9	8.2	7.3	7.7	7.8
Group	2.3	4.0	2.8	5.3	10.8	8.1	7.3	12.0	9.6	8.8

Organic service revenue growth1	FY25			FY26
	Q4	H2	Total	Q1	Q2	H1	Q3	Q4	H2	Total
	%	%	%	%	%	%	%	%	%	%
Germany	(6.0)	(6.2)	(5.0)	(3.2)	0.5	(1.4)	0.7	1.3	1.0	(0.2)
UK	3.1	3.2	1.9	0.9	1.2	1.1	(0.5)	(0.2)	(0.4)	0.3
Other Europe2	0.8	1.7	2.1	0.2	(0.5)	(0.1)	1.2	1.2	1.2	0.5
Türkiye	73.2	78.1	83.4	63.8	48.4	55.6	38.5	33.7	36.1	45.2
Africa	13.5	12.6	11.3	13.8	13.5	13.7	13.5	10.9	12.2	12.9
Group	5.4	5.3	5.1	5.5	5.8	5.7	5.4	5.1	5.2	5.4

Group profitability		FY25			FY26
		Q4	H2	Total	Q1	Q2	H1	Q3	Q4	H2	Total
Operating (loss)/profit	€m	(3,815)	(2,793)	(411)	1,015	1,147	2,162	483	199	682	2,844
Adjusted EBITDAaL1	€m	2,693	5,521	10,932	2,748	2,980	5,728	2,816	2,807	5,623	11,351
Adjusted EBITDAaL margin1%		28.8	28.8	29.2	29.3	29.1	29.2	26.9	27.0	27.0	28.1
Organic Adjusted EBITDAaL growth1%		0.3	1.3	2.5	4.9	8.7	6.8	2.3	2.3	2.3	4.5

Notes:

1.
Organic service revenue growth, Group Adjusted EBITDAaL and Group Adjusted EBITDAaL margin are non-GAAP measures. See page 37 for more information.

2.
Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.

3.
Comprises corporate functions and shared operations. Capital additions includes software arrangements managed centrally on behalf of the Group.
Germany ⫶ Turnaround actions supporting service revenue improvement

32%	€12.1bn		(0.2%)
of Group service revenue	Total revenue		Organic service revenue growth

37%	€4.2bn		(3.3%)
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY26	FY25	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	12,133	12,180	(0.4)
- Service revenue	10,874	10,876	-	(0.2)
- Other revenue	1,259	1,304
Adjusted EBITDAaL	4,243	4,384	(3.2)	(3.3)
Adjusted EBITDAaL margin	35.0%	36.0%

Note:

1.
Organic growth is a non-GAAP measure. See page 37 for more information.

Growth

Total revenue decreased 0.4% to €12.1 billion as a result of lower equipment revenue. Service revenue remained stable, supported by the acquisition of Skaylink. On an organic basis, service revenue declined 0.2% (Q3: 0.7%, Q4: 1.3%), including a 0.8 percentage point impact from the end of bulk TV contracting in Multi-Dwelling Units (‘MDU’). Excluding this impact, organic service revenue was driven by higher wholesale revenue and strong demand for digital services in Business, offset by mobile ARPU pressure due to competitive intensity and ongoing TV decline.
Mobile service revenue grew 3.0% (Q3: 2.8%, Q4: 2.7%), supported by higher wholesale revenue, as we completed the migration of 1&1 customers onto our network, partially offset by continued ARPU pressure, and a lower customer base. We now have more than 12 million 1&1 customers using our nationwide 5G network and revenue contribution reached full run-rate in Q4.
Fixed service revenue decreased 2.6%, and on an organic basis declined 2.9% (Q3: -1.1%, Q4: 0.1%), as TV headwinds were partially offset by strong demand for digital services in Business. The final impact of the MDU TV transition in Q1 contributed 1.4 percentage points to the decline in fixed service revenue in FY26. The continued improvement in quarterly trends in Q4 was supported by our broadband retail pricing actions, implemented between March 2025 and January 2026, and Business digital services growth. As we continue to focus on our value approach, broadband ARPU from new customers grew over 30% year-on-year in Q4 (Q3: +21%).
Vodafone Business service revenue increased 0.1%. On an organic basis, Vodafone Business service revenue declined 0.7% (Q3: -1.8%, Q4: 1.5%), due to pressure in core connectivity services, partially offset by strong digital services demand, which supported our return to growth in Q4. In December 2025, we completed the acquisition of Skaylink, a cloud, digital transformation and security specialist. The acquisition will support the acceleration of our growth in key areas, such as professional and managed services, cloud and security in Germany and across Europe. We have successfully begun integrating the business and selling their services to our customers.
Adjusted EBITDAaL declined 3.2%, and on an organic basis Adjusted EBITDAaL decreased 3.3%, of which a -1.1 percentage point impact was related to the MDU transition. Excluding this, the decline in Adjusted EBITDAaL was driven by the continued impact of higher commercial investment in the prior year, and the increase in variable costs from Business digital services, partially offset by cost efficiency. The Adjusted EBITDAaL margin was 1.0 percentage points lower year-on-year at 35.0%.

Customers
Due to continued competitive intensity in the mobile market, our contract customer base declined by 103,000 during the year (Q3: 11,000, Q4: -77,000), including 88,000 from Business. Our branded Consumer customer base was broadly stable during the year, supported by our continued focus on customer experience, as we delivered our best ever customer satisfaction results, with improvement across all products in mobile and fixed. We connected a further 9.5 million IoT devices, driven by continued good demand from the automotive sector.
Our broadband customer base declined by 202,000 in FY26 (Q3: -63,000, Q4: -90,000), including the loss of 136,000 customers on our gigabit network (Q3: -47,000, Q4: -59,000). The decline was primarily due to our focus on value optimisation as we continue to drive ARPU growth for new customers. We continue to be the largest provider of fixed line gigabit connectivity in Germany, as we market gigabit speeds to almost 75% of German homes with 5 million fibre households beyond our own cable footprint of 25 million households. Our OXG joint venture’s buildout is continuing to progress with almost 600,000 homes passed and we are now able to market to 1.5 million homes. Our TV customer base declined by 20,000 (Q3: -6,000, Q4: -104,000). The structural decline in demand for standalone linear TV services was partially offset by our strategy to bundle basic TV with our broadband services.
UK ⫶ Fast integration progress and full ownership

23%	€9.2bn		0.3%
of Group service revenue	Total revenue		Organic service revenue growth

17%	€1.9bn		4.5%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY26	FY25	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	9,192	7,069	30.0
- Service revenue	7,597	5,887	29.0	0.3
- Other revenue	1,595	1,182
Adjusted EBITDAaL	1,881	1,558	20.7	4.5
Adjusted EBITDAaL margin	20.5%	22.0%

Note:

1.
Organic growth is a non-GAAP measure. See page 37 for more information.

Growth

Total revenue increased 30.0% to €9.2 billion due to the consolidation of Three UK’s financial results following the completion of the merger on 31 May 2025. Service revenue increased 29.0%, and organic service revenue grew 0.3% (Q3: -0.5%, Q4: -0.2%), as growth in Consumer and Wholesale, reflecting strong commercial momentum during the year, was partially offset by decline in Business.

Mobile service revenue increased 40.0%. Organic growth in mobile service revenue was -0.4% (Q3: -1.8%, Q4: -0.5%), as the continued Business ARPU pressure and delivery of project milestones in the prior year, were only partially offset by strong wholesale revenue growth. The improvement in Q4 growth was supported by stronger performance of Three UK brand, with improvement in both Consumer contract ARPU and customer loyalty, as well as higher wholesale revenue.

Fixed service revenue increased 0.3% and organic growth in fixed service revenue was 3.1% (Q3: 4.8%, Q4: 0.8%) with strong growth in Consumer broadband, supported by higher ARPU and a larger customer base, partially offset by a decline in Business due to the impact of planned managed services contract terminations. The slowdown in service revenue growth in the fourth quarter was due to lower Business project activity, including a strategic change by a large customer.

Vodafone Business service revenue declined 2.3%. On an organic basis, Vodafone Business service revenue decreased 4.5% (Q3: -5.4%, Q4: -7.8%), due to the impact of planned managed services contract terminations during FY26 and continued mobile ARPU pressure from lower inflation-linked price increases and contract renewals. There was also lower Business project activity, including a strategic change by a large customer.

Adjusted EBITDAaL increased 20.7%, and on an organic basis, Adjusted EBITDAaL increased 4.5%, driven by strong Consumer broadband and Wholesale margin growth, only partially offset by higher operating expenses from inflation and network expansion. The Adjusted EBITDAaL margin decreased 1.5 percentage points year-on-year to 20.5%, and on an organic basis grew 1.4 percentage points year-on-year.

Customers

Our mobile contract customer base declined by 127,000 during the year (Q3: 73,000, Q4: 22,000) including the disconnection of 53,000 very low value Business SIMs and Three UK customer losses. Our best-in-class customer experience supported customer loyalty, which materially improved across all our Consumer brands during the year. Our prepaid brands, VOXI and SMARTY, continued to compete well in the market with 189,000 customer additions in FY26 (Q3: 38,000, Q4: 47,000).

Our broadband customer base increased by 222,000 in FY26 (Q3: 64,000, Q4: 64,000) and we added 56,000 fixed wireless access customers in FY26 (Q3: 11,000, Q4: 20,000), reported in the mobile segment. We have been one of the fastest growing broadband providers in the UK during the year, offering gigabit speeds to over 23 million households. In June 2025, we announced a wholesale strategic agreement with Community Fibre in London.

In July 2025, we launched our industry leading ‘Just Ask Once’ customer care promise for Vodafone customers. In November 2025, we introduced our ‘Vodafone Together Family’ plan, which enables households to combine mobile and broadband services and rewards, alongside ‘Vodafone Secure Net’, our market leading security platform. In April 2026, we launched our ‘5G Slicing’ proposition for business customers, delivering enhanced and dependable mobile connectivity with guaranteed performance for enterprises, as a part of our strategy to further monetise our network differentiation.

Other Europe1 ⫶ Strong Business momentum

15%	€5.7bn		0.5%
of Group service revenue	Total revenue		Organic service revenue growth

14%	€1.6bn		3.7%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY26	FY25	Reported	Organic
	€m	€m	growth %	growth %2
Total revenue	5,714	5,694	0.4
- Service revenue	4,888	4,805	1.7	0.5
- Other revenue	826	889
Adjusted EBITDAaL	1,574	1,510	4.2	3.7
Adjusted EBITDAaL margin	27.5%	26.5%

Notes:

1.
Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.

3.
Organic growth is a non-GAAP measure. See page 37 for more information.

Growth

Total revenue increased 0.4% to €5.7 billion, supported by the consolidation of Telekom Romania Mobile Communications S.A following the completion of the acquisition in October 2025. Service revenue grew 1.7% and organic growth in service revenue was 0.5% (Q3: 1.2%, Q4: 1.2%) as growth in Albania, Czech Republic, Ireland and Greece was partially offset by continued ARPU pressure in Portugal.

In Portugal, service revenue declined during the year as a result of mobile ARPU pressure, due to competitive intensity in the market following the launch of a fourth operator. Growth in fixed line service revenue was more than offset by a decline in mobile. In January 2026, we announced pricing actions across our Consumer and Business portfolios, which are expected to support ARPU trends in the year ahead.

In Ireland, service revenue increased in FY26, driven by strong growth in fixed service revenue, supported by a higher customer base and ARPU growth. Our focus on customer experience supported a strong improvement in Consumer customer satisfaction scores and we are now market leader.

In Greece, service revenue increased during the year as a result of growth in mobile and fixed service revenue, with good demand for our Business digital services from the public sector. Growth in mobile was supported by contract customer base and ARPU growth.

Vodafone Business service revenue increased 0.6% with organic growth of 3.0% (Q3: 4.7%, Q4: 6.8%) mainly driven by strong demand for digital services, particularly in Greece and Romania.

Adjusted EBITDAaL increased 4.2% and on an organic basis increased 3.7%, due to service revenue growth and our cost actions, supported by a legal one-off in Portugal, partially offset by provisions in Greece. The Adjusted EBITDAaL margin increased by one percentage point year-on-year to 27.5%, and on an organic basis grew 1.5 percentage points year-on-year.

Customers

We added 115,000 mobile contract customers during the year (Q3: 80,000, Q4: -68,000) across our six markets, despite the disconnection of 115,000 inactive SIMs in Romania and Greece. Our broadband customer base declined 12,000 (Q3: 4,000, Q4: -20,000). In Romania, we lost 253,000 mobile contract customers, and 25,000 broadband customers in FY26. In Portugal, we added 162,000 contract customers in mobile and 13,000 in fixed broadband. In Greece, the mobile contract base grew by 37,000, though the broadband customer base declined by 14,000. In Ireland, our mobile contract customer base remained broadly stable, and the customer broadband base grew by 16,000. Through our wholesale partnerships, including our fibre joint venture, SIRO, we now cover 1.9 million households in Ireland with our gigabit speeds.

Türkiye ⫶ Scaling to €1 billion Adjusted EBITDAaL

8%	€3.4bn		45.2%
of Group service revenue	Total revenue		Organic service revenue growth

9%	€1.0bn		47.6%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY26	FY25	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	3,431	3,086	11.2
- Service revenue	2,826	2,484	13.8	45.2
- Other revenue	605	602
Adjusted EBITDAaL	983	842	16.7	47.6
Adjusted EBITDAaL margin	28.7%	27.3%

Note:

1.
Organic growth is a non-GAAP measure. See page 37 for more information.

Türkiye was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. See note 1 ‘Basis of preparation’ in the unaudited condensed consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Türkiye. See page 38 for more information.

Growth

Total revenue increased 11.2% to €3.4 billion, with service revenue growth partially offset by depreciation of the local currency versus the euro.

Service revenue increased 45.2% (Q3: 38.5%, Q4: 33.7%) on an organic basis. As reported under IAS 29, service revenue growth in euro terms increased 13.8% (Q3: -13.5%, Q4: 36.9%). Excluding the impact of hyperinflationary accounting adjustments, service revenue increased 10.8% in euro terms (Q3: 3.7%, Q4: -0.2%), driven by ongoing price actions, value accretive base management, increased data usage and strong growth in Business. The slowdown in the last quarter was anticipated and reflects a phasing of price actions in the context of moderating inflation.

Vodafone Business service revenue increased 54.0% (Q3: 54.8%, Q4: 34.5%) on an organic basis, supported by growth in mobile and fixed connectivity, and strong demand for our digital services products, including data centre usage.

Adjusted EBITDAaL increased 47.6% on an organic basis, supported by service revenue growth and ongoing digitalisation. Adjusted EBITDAaL increased 16.7% in euro terms. The Adjusted EBITDAaL margin increased 1.4 percentage points year-on-year to 28.7%.

Customers

We added 926,000 mobile contract customers during the year, including migrations of prepaid customers. Through our ongoing customer experience initiatives, we have seen a 1.6 percentage points reduction in our share of deep detractors to its lowest ever level.

Spectrum & 5G launch

In October 2025, Vodafone Türkiye successfully acquired a total of 100 MHz of spectrum in the country’s 5G auction, for US$627 million (€539 million). Payments will be phased equally over three financial years. We also renewed all of our existing spectrum holdings, which were due to expire in 2029, until 2042.

Vodafone Türkiye launched 5G services in April 2026, and has the widest 5G coverage in the country, covering over 30,000km2 across the 81 provinces.

Africa ⫶ Good growth across all markets

20%	€8.4bn		12.9%
of Group service revenue	Total revenue		Organic service revenue growth

25%	€2.8bn		14.0%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY26	FY25	Reported	Organic
	€m	€m	growth %	growth %1
Total revenue	8,365	7,791	7.4
- Service revenue	6,653	6,172	7.8	12.9
- Other revenue	1,712	1,619
Adjusted EBITDAaL	2,834	2,593	9.3	14.0
Adjusted EBITDAaL margin	33.9%	33.3%

Note:

1.
Organic growth is a non-GAAP measure. See page 37 for more information.

Growth

Total revenue increased 7.4% to €8.4 billion as higher service revenue was partially offset by the depreciation of local currencies versus the euro. Service revenue increased 7.8% and organic service revenue growth was 12.9% (Q3: 13.5%, Q4: 10.9%), with growth in all of Vodacom’s markets.

In South Africa, service revenue increased primarily driven by growth in mobile contract segment, supported by price increases and strong demand for our Business digital services. The step-up in Q4 service revenue growth was supported by improvement in prepaid, due to the acceleration in mobile data usage. Financial services performed well with organic growth of 8.1% to €185 million, supported by demand for insurance products.

In Egypt, service revenue increased well above inflation and in euro terms, driven by customer base growth and strong data demand. The slowdown in Q4 service revenue growth, as anticipated, was due to the strong prior year comparative which benefitted from the implementation of price increases in line with higher regulatory price floors. Our financial services product, Vodafone Cash continued to grow at a strong rate with revenue increasing by 48.2% on an organic basis to €157 million.

In Vodacom’s international markets, service revenue growth was supported by strong demand for data and an acceleration of M-Pesa revenue. We delivered strong growth in Tanzania and the DRC during the year, and Mozambique returned to growth during FY26. M-Pesa revenue increased 23.1% on an organic basis to €494 million and now represents 29.7% of service revenue.

Vodacom Business service revenue grew 6.9% with organic growth of 11.3% (Q3: 12.3%, Q4: 11.0%), driven by strong demand for our digital services, including IoT.

Adjusted EBITDAaL increased 9.3% as the depreciation of local currencies was more than offset by organic growth. On an organic basis, Adjusted EBITDAaL increased 14.0% due to service revenue growth, ongoing cost initiatives, and the lapping of prior year one-off impacts in the DRC. This was partially offset by a non-recurring lease accounting adjustment in H2 and a one-off cost in H1 in South Africa. The Adjusted EBITDAaL margin increased 0.6 percentage points year-on-year to 33.9%.

Customers

In South Africa, we added 28,000 mobile contract customers during the year. We now have a mobile contract customer base of 7.0 million and Prepaid customer base of 42.4 million. Across our active customer base, 74.1% of our mobile customers use our data services. Customers using our Vodapay super-app continued to grow, with good demand for our insurance, payments and lending marketplace services. In Egypt, we added 423,000 mobile contract customers and 3.3 million prepaid customers, supported by our market-leading customer experience and NPS leadership. In June 2025, we launched our 5G services enabling high quality voice services and supporting the rapidly growing data demand in Egypt. Our financial services product, Vodafone Cash, reached 14.7 million customers, including 3.3 million new users during the year. In Vodacom’s international markets, we added 7.1 million mobile customers in FY26, and our customer base is now 67.1 million, with 67.2% of active mobile customers using our data services. Our M-Pesa customer base increased by 4.1 million during the year and now totals 29.3 million active users.

Spectrum

In February, we announced that Vodafone Egypt secured 2 x 10MHz of 1,800MHz spectrum as a part of a multi-year investment programme. The spectrum payment will be settled in four annual payments, which commenced in FY26 with US$100 million (€84 million). The next phase of the programme is expected to commence in FY28 and conclude by FY32 for the allocation of 3,500MHz spectrum, and renewal of the existing 2,600MHz spectrum.

Vodafone Investments

Associates and joint ventures	FY26	FY25
	€m	€m
Vantage Towers (Oak Holdings 1 GmbH)	(440)	(74)
VodafoneZiggo Group Holding B.V.	(95)	(125)
Safaricom Limited	256	201
Other1 (including TPG Telecom Limited)	(103)	(125)
Share of results of equity accounted associates and joint ventures	(382)	(123)

Notes:

1.
The Group’s investment in Vodafone Idea Limited (‘VIL’) was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date.

2.
Excluding the economic benefit of 50% of Telenet's shareholding in the fibre-to-the-home network infrastructure vehicle Wyre B.V., which will be retained by Liberty Global.

Vantage Towers Joint Venture – 44.7% ownership

Total revenue increased 6.4% to €1.3 billion during the year, supported by 473 net new tenancies and 891 new macro sites. As a result, the tenancy ratio increased to 1.55x (FY25: 1.53x). Vodafone’s share of the results was driven by a non-cash impairment charge of €464 million of their investment in INWIT, as a result of a decline in its share price. During the year, Vantage Towers distributed €312 million in dividends to Vodafone.

VodafoneZiggo Joint Venture (Netherlands) – 50.0% ownership

In February 2026, we announced that we agreed to sell our interests in VodafoneZiggo to Liberty Global for €1.0 billion in cash and a 10% equity stake in a soon-to-be-formed Benelux entity (Ziggo Group), which will own 100% of both VodafoneZiggo and Liberty Global's Belgian subsidiary, Telenet Group Holding2. Consequently, the Group’s investment in VodafoneZiggo was classified as held for sale from this date. The transaction is subject to the receipt of customary approvals and regulatory clearances and is expected to complete in the second half of 2026.

Vodafone’s share of net loss in the period was €95 million, driven by lower operating income. During the year, Vodafone received €62 million in dividends and €51 million in interest payments from the joint venture.

Safaricom Associate (Kenya) – 27.8% ownership

In December 2025, we announced that Vodacom Group Limited had agreed to acquire a further effective 20% of the issued share capital in Safaricom PLC, Kenya's leading telecoms operator. Vodacom will acquire 15% from the Government of Kenya for a cash consideration of €1.36 billion and 5% from Vodafone for a cash consideration of €0.45 billion. Following completion of the acquisition, Safaricom will be owned by Vodacom (55%), the Government of Kenya (20%) and public investors (25%). Once the transaction completes, Safaricom will be consolidated by both Vodacom and Vodafone Group.

Safaricom service revenue grew 3.2% to €2.8 billion, with organic growth of 11.1% partially offset by foreign exchange movements of the Kenyan shilling versus the euro. Vodafone’s higher share of results was due to a strong result in Kenya and lapping a prior year currency devaluation in Ethiopia. During the year, Vodafone received €160 million in dividends from Safaricom.

TPG Telecom Limited Associate (Australia) – 23.7% ownership

TPG Telecom Limited is a fully integrated telecommunications operator in Australia and is listed on the Australian stock exchange. The Group owns an equivalent economic interest of 23.7%, via an 11% direct stake in TPG and a 13% indirect stake, held through a 50:50 joint venture with CK Hutchison.

In July 2025, TPG completed the sale of Vocus, its fixed line business, and in November 2025 returned A$3 billion cash to shareholders, with Vodafone receiving A$748 million for its share via a capital return and special dividend. Vodafone and CK Hutchison agreed to reinvest the funds to its 50:50 joint venture for the purpose of repaying A$1.4 billion of its multicurrency loan facility. Subsequently, the Group provides guarantees amounting to US$0.5 billion and €0.6 billion (FY25: US$1.0 billion and €0.6 billion) in relation to its 50% share in the loan facility. During FY26, Vodafone received €22 million in dividends from its direct stake in TPG.

Vodafone Idea Limited Joint Venture (India) – 16.1% ownership

In March 2025, Vodafone Idea announced that the government had agreed to convert US$4.3 billion of its outstanding spectrum dues to equity. The Group’s shareholding in Vodafone Idea Limited was subsequently diluted to 16.1% in April 2025. As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments (the ‘CLAM indemnity’) between the Group and Vodafone Idea Limited (‘VIL’) under which the Group would reimburse VIL in the event of the crystallisation and payment of certain identified contingent liabilities. On 31 December 2025 the Group reached an agreement with VIL to settle the Group’s obligations under the CLAM. See page 33 for more information.

Net financing costs
	FY26	FY25	Reported
	€m	€m	change %
Investment and other income	1,395	864
Financing costs	(2,375)	(1,931)
Net financing costs	(980)	(1,067)	8.2
Adjustments for:
Mark-to-market losses/(gains)	217	(2)
Foreign exchange (gains)/losses	(56)	1
Fair value gains on Other Investments through profit and loss	–	(247)
Adjusted net financing costs1	(819)	(1,315)	37.7

Note:

1.
Adjusted net financing costs is a non-GAAP measure. See page 37 for more information.

Adjusted net financing costs decreased by €496 million, mainly as a result of the gain of €771 million (2025: €253 million) from the redemption of certain bonds that were bought back in advance of their maturity dates.

Net financing costs decreased by €87 million as the impact of the gain on bond buyback was partially offset by the mark-to-market losses on derivatives of €217 million (2025: €2 million net gains) and fair value gains on other investments (nil in 2026, €247 million gain in 2025).

Taxation
	FY26	FY25	Reported
	%	%	change pps
Effective tax rate	96.8%	(152.0)%	248.8
Adjusted effective tax rate1	28.1%	25.3%	2.8

Note:

1.
Adjusted effective tax rate is a non-GAAP measure. See page 37 for more information.

The Group’s Effective tax rate (‘ETR’) for the year ended 31 March 2026 was 96.8% (FY25: -152.0%).

The ETR includes a €358 million derecognition of the net deferred tax assets (‘DTAs’) in the Group UK tax group, and a €305 million write-down of the German DTAs as a result of enacted reductions to future tax rates. In addition, the group has significant non-deductible costs related to M&A activity.

The Group’s Adjusted ETR (‘AETR’) for the year ended 31 March 2026 was 28.1% (FY25: 25.3%). The AETR excludes certain items, including the €358 million derecognition of the net DTAs in the Group UK tax group, the €305 million German DTA write-down, the utilisation of the Luxembourg loss DTA, and the impact of hyperinflation adjustments in Türkiye.

The BEPS Pillar Two Minimum Tax legislation was enacted in July 2023 in the UK with effect from 2024. The Group has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules. The tax charge for the year ended 31 March 2026 includes a current tax charge of €9 million (2025: €7 million) relating to Pillar Two income taxes.

Earnings per share
			Reported
	FY26	FY25	change
	eurocents	eurocents	eurocents
Basic loss per share - Continuing operations	(1.20)	(15.86)	14.66c
Basic loss per share - Total Group	(1.65)	(15.94)	14.29c

Adjusted basic earnings per share1	10.72	7.87	2.85c

Note:

1.
Adjusted basic earnings per share is a non-GAAP measure. See page 37 for more information.

Basic loss per share from continuing operations was 1.20 eurocents, compared to a basic loss per share of 15.86 eurocents for FY25. The increase was primarily due to a higher operating profit, and a lower income tax expense, as well as a lower weighted average number of shares compared to the prior year.

Adjusted basic earnings per share was 10.72 eurocents, compared to 7.87 eurocents for FY25. The increase was primarily due to higher adjusted EBITDAaL and lower adjusted net financing costs together with a lower number of shares outstanding resulting from the share buyback programme.

Cash flow & funding

Analysis of cash flow
	FY26	FY25	Reported
	€m	€m	change %
Inflow from operating activities	14,291	15,373	(7.0)
(Outflow)/inflow from investing activities	(4,238)	4,759	(189.1)
Outflow from financing activities	(11,806)	(15,278)	22.7
Net cash (outflow)/inflow	(1,753)	4,854	(136.1)
Cash and cash equivalents at the beginning of the financial year	10,893	6,114
Exchange loss on cash and cash equivalents	(227)	(75)
Cash and cash equivalents at the end of the financial year	8,913	10,893

Cash inflow from operating activities decreased to €14,291 million, reflecting cash inflows from discontinued operations in the prior year.

Outflow from investing activities increased by €8,997 million to €4,238 million, primarily due to proceeds from the disposals of 10% of Oak Holdings 1 GmBH (€1,336 million), 18% of Indus Towers Limited (€1,684 million) and Vodafone Spain (€3,669 million) in the comparative period, which outweighed lower cash outflows from discontinued operations, settlement in the current year of redeemable preference shares provided by Zegona Communications Plc as part of the disposal of Vodafone Spain and a higher net inflow in respect of short-term investments. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

Outflows from financing activities decreased by €3,472 million to €11,806 million resulting from lower repayment of borrowings, higher proceeds from the issue of long-term borrowings, lower cash inflows from discontinued operations and lower dividends paid, which were partly offset by higher payments in respect of the purchase of treasury shares.

Analysis of cash flow (continued)
	FY26	FY25	Reported
	€m	€m	change %
Adjusted EBITDAaL1	11,351	10,932	3.8
Capital additions2	(7,291)	(6,862)
Working capital3	57	53
Disposal of property, plant and equipment and intangible assets	48	9
Integration capital additions	(209)	(31)
Restructuring costs including working capital movements4	(213)	(246)
Licences and spectrum	(404)	(421)
Interest received and paid5,6	(1,119)	(1,147)
Taxation	(914)	(728)
Dividends received from associates and joint ventures	557	530
Dividends paid to non-controlling shareholders in subsidiaries	(245)	(249)
Other	177	10
Free cash flow1	1,795	1,850	(3.0)
Acquisitions and disposals	(2,715)	13,917
Equity dividends paid	(1,093)	(1,787)
Share buybacks	(2,041)	(1,868)
Foreign exchange loss	(172)	(182)
Other movements in net debt6	1,212	(1,085)
Net debt (increase)/decrease1	(3,014)	10,845
Opening net debt1	(22,397)	(33,242)
Closing net debt1	(25,411)	(22,397)	(13.5)

Free cash flow1	1,795	1,850
Adjustments:
- Licences and spectrum	404	421
- Restructuring costs including working capital movements4	213	246
- Integration capital additions	209	31
Adjusted free cash flow1	2,621	2,548

Notes:

1.
Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 37 for more information.

2.
See page 49 for an analysis of tangible and intangible additions in the year.

3.
Includes the impact of €128 million of Trade payables for which the Group has extended payment terms from 30 to 90 days through the use of reverse factoring at 31 March 2026 (31 March 2025: €148 million).

4.
Includes working capital in respect of integration capital additions.

5.
Interest received and paid excludes €577 million outflow (FY25: €451 million outflow) in relation to the cash portion of interest on lease liabilities included within Adjusted EBITDAaL.

6.
Other movements in net debt for FY26 includes €771 million in relation to gains on certain bonds bought back prior to their maturity date, €974 million in relation to the settlement of redeemable preference shares provided by Zegona Communications Plc as part of the disposal of Vodafone Spain and €188 million in relation to a capital return from TPG Telecom Limited, which outweighed a €520 million net issue of borrowings in respect of licences arising principally from 5G spectrum acquired in Türkiye. Other movements in net debt for FY25 includes a net outflow from discontinued operations of €120 million and the repayment of borrowings secured against Indian assets of €1,794 million (including €547 million of accrued interest) following the disposal of the Group’s interest in Indus Towers, offset by payments from Swisscom and Zegona in respect of the future use of the Vodafone brand of €491 million and €328 million in respect of proceeds from the disposal of the Group’s residual 3% interest in Indus Towers, which was classified as an Other investment.

Adjusted free cash flow was an inflow of €2,621 million in the period, representing an improvement of €73 million compared to the prior year. This primarily reflects higher adjusted EBITDAaL and higher dividends received which outweighed higher capital additions and taxation outflows.

Acquisitions and disposals include net debt acquired on the merger of Vodafone and Three into VodafoneThree Holdings Limited (‘VTHL’) in the UK of €2,042 million and €410 million in relation to the acquisition of a 30% interest in Maziv Proprietary Limited, offset by €348 million of equity funding injected into VTHL by Hutchison.

Borrowings and cash position
	FY26	FY25	Reported
	€m	€m	change %
Non-current borrowings	(45,506)	(46,096)
Current borrowings	(7,130)	(7,047)
Borrowings	(52,636)	(53,143)
Cash and cash equivalents	8,982	11,001
Borrowings less cash and cash equivalents	(43,654)	(42,142)	(3.6)

Borrowings include bonds of €33,828 million (31 March 2025: €36,402 million), lease liabilities of €12,388 million (31 March 2025: €10,826 million), cash collateral liabilities of €1,644 million (31 March 2025: €2,357 million) and loans and other borrowings of €4,776 million (31 March 2025: €3,558 million).

The decrease in borrowings of €507 million was primarily driven by a reduction in bonds (€2,574 million) as a result of the repayment of certain bonds and foreign exchange rate movements, together with a reduction in collateral liabilities (€713 million), which outweighed an increase in lease liabilities (€1,562 million) arising primarily from the VodafoneThree merger in the UK and an increase on other borrowings (€1,218 million) following a preference share issuance in Vodacom (€404 million) and higher licence and spectrum borrowings (€602 million), principally from 5G spectrum acquired in Türkiye.

Funding position
	FY26	FY25	Reported
	€m	€m	change %
Bonds	(33,828)	(36,402)
Bank loans	(1,383)	(1,213)
Other borrowings including spectrum	(3,393)	(2,345)
Gross debt1	(38,604)	(39,960)	3.4
Cash and cash equivalents	8,982	11,001
Non-current investments in sovereign securities	915	913
Short-term investments2	3,431	5,280
Derivative and other financial instruments3	340	1,716
Net collateral liabilities4	(475)	(1,347)
Net debt1	(25,411)	(22,397)	(13.5)

Notes:

1.
Gross debt and Net debt are non-GAAP measures. See page 37 for more information.

2.
Short-term investments include €217 million (31 March 2025: €2,139 million) of highly liquid government and government-backed securities and managed investment funds of €3,214 million (31 March 2025: €3,141 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.

3.
Derivative and other financial instruments exclude derivative movements in cash flow hedging reserves of €823 million gain (31 March 2025: €575 million gain).

4.
Collateral arrangements on derivative financial instruments result in cash being held as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt increased by €3,014 million to €25,411 million. This was driven by free cash flow of €1,795 million, together with an inflow from other movements (€1,212 million), which was principally due to the settlement of redeemable preference shares provided by Zegona Communications Plc as part of the disposal of Vodafone Spain, offset by outflows in relation to acquisitions and disposals (€2,715 million), mostly related to the merger with Three UK, equity dividends (€1,093 million) and share buybacks (€2,041 million).

Other funding considerations include:

	FY26	FY25
	€m	€m
Lease liabilities	(12,388)	(10,826)
Pension fund liabilities	(206)	(187)
Guarantees over loan issued by Australia joint venture	(1,031)	(1,479)
Equity characteristic of 50% attributed by credit rating agencies to ‘Hybrid bonds’ included in net debt, EUR swapped value of €7,594 million (€8,162 million as at 31 March 2025)	3,797	4,081

The Group’s gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €839 million higher value (€899 million higher as at 31 March 2025) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than the euro, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it were included, the euro equivalent value of the bonds would increase by €173 million (€1,132 million decrease as at 31 March 2025).

Return on capital employed

Return on capital employed (‘ROCE’) reflects how efficiently we are generating profit with the capital we deploy. We calculate two ROCE measures: (i) Pre-tax ROCE for controlled operations only and (ii) Post-tax ROCE including associates and joint ventures.

The table below presents ROCE using non-GAAP measures.

	FY26	FY25	Reported
	%	%	Change pps
Pre-tax ROCE (controlled)1	6.6%	7.0%	(0.4)
Post-tax ROCE (controlled and associates/joint ventures)1	4.4%	4.4%	-

Note:

1.
ROCE is calculated by dividing adjusted Operating profit by the average adjusted Capital employed. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 37 for more information.

Pre-tax ROCE of 6.6% declined by 0.4pps year-on-year due to the consolidation of VodafoneThree and lower adjusted Operating profit, partially mitigated by a decline in the average adjusted Capital employed. Post-tax ROCE remained stable year-on-year driven by a higher adjusted Share of results of equity accounted associates and joint ventures for the year ended 31 March 2026.

Pre-tax ROCE of 3.2% calculated using GAAP measures improved by 3.6pps year-on-year due to higher Operating profit and lower average Capital employed as reported for the year ended 31 March 2026. Prior year Operating profit included impairment losses. See page 46 for further analysis.

Funding facilities

As at 31 March 2026, the Group had undrawn revolving credit facilities of €7.6 billion, principally €4.1 billion and US$4.0 billion (€3.5 billion) which mature in 2031 and 2028 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion (€13 billion) and €10 billion respectively.

Post employment benefits

As at 31 March 2026, the Group’s net surplus of scheme assets over scheme liabilities was €82 million (€55 million net surplus as at 31 March 2025).

Dividends

Dividends will continue to be declared in euros, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow, and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days concluding one week prior to the payment of the dividend.

The Board is recommending total dividends per share of 4.6125 eurocents for the year. This includes a final dividend of 2.3625 eurocents compared to 2.25 eurocents in the prior year.

The ex-dividend date for the final dividend is 4 June 2026 for ordinary shareholders and 5 June 2026 for ADR holders. The record date is 5 June 2026 and the dividend is payable on 30 July 2026.

Shareholders may elect to receive their dividend in either eurocents or GBP and the last day for election will be 9 July 2026. Alternatively, shareholders may participate in the dividend reinvestment plan and elections must be made by 9 July 2026. More information can be found at vodafone.com/dividends

Other significant developments

Board changes

The following Board changes took effect after the conclusion of the 2025 Annual General Meeting in July:

  -
David Nish retired as a Board member, Senior Independent Director and Chair of the Audit and Risk Committee.

  -
Simon Segars was appointed Senior Independent Director and also joined the Nominations and Governance Committee.

  -
Simon Dingemans was appointed Chair of the Audit and Risk Committee and member of the Remuneration Committee.

  -
Anne-Françoise Nesmes was appointed as a Non-Executive Director and joined the Audit and Risk Committee and ESG Committee.

  -
Michel Demaré ceased to be a member of the Nominations and Governance Committee.

  -
Christine Ramon ceased to be a member of the ESG Committee and joined the Remuneration Committee.

  -
Delphine Ernotte Cunci ceased to be a member of the Remuneration Committee and joined the Nominations and Governance Committee.

On 1 December 2025, Pilar López was appointed as Group Chief Financial Officer and Executive Director to the Board following Luka Mucic’s departure on 30 November 2025.

Executive Committee changes

Guillaume Boutin was appointed CEO Vodafone Investments & Strategy and a member of the Executive Committee in May 2025. Guillaume succeeded Serpil Timuray who left Vodafone at the end of June 2025.

On 30 November 2025, Luka Mucic stepped down as Group Chief Financial Officer and a member of the Executive Committee and was succeeded by Pilar López on 1 December 2025.

Ruth McGill was appointed Chief Human Resources Officer and a member of the Executive Committee on 1 January 2026. Ruth succeeded Leanne Wood who left Vodafone on 1 January 2026.

Unaudited condensed consolidated financial statements

Consolidated income statement
		Year ended 31 March
		2026	2025
	Note	€m	€m
Revenue		40,461	37,448
Cost of sales		(27,728)	(24,929)
Gross profit		12,733	12,519
Selling and distribution expenses		(3,149)	(2,934)
Administrative expenses		(5,841)	(5,447)
Net credit losses on financial assets		(429)	(476)
Share of results of equity accounted associates and joint ventures		(382)	(123)
Impairment charge	2	–	(4,515)
Other (expense)/income		(88)	565
Operating profit/(loss)		2,844	(411)
Investment and other income		1,395	864
Financing costs		(2,375)	(1,931)
Profit/(loss) before taxation		1,864	(1,478)
Income tax expense		(1,805)	(2,246)
Profit/(loss) for the financial year - Continuing operations		59	(3,724)
Loss for the financial year - Discontinued operations	3	(108)	(22)
Loss for the financial year		(49)	(3,746)

Attributable to:
– Owners of the parent		(397)	(4,169)
– Non-controlling interests		348	423
Loss for the financial year		(49)	(3,746)

Loss per share - Continuing operations
– Basic		(1.20)c	(15.86)c
– Diluted		(1.20)c	(15.86)c

Loss per share - Total Group
– Basic		(1.65)c	(15.94)c
– Diluted		(1.65)c	(15.94)c
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.
Consolidated statement of comprehensive expense
	Year ended 31 March
	2026	2025
	€m	€m
Loss for the financial year	(49)	(3,746)
Other comprehensive (expense)/income:
Items that may be reclassified to the income statement in subsequent years:
Foreign exchange translation differences, net of tax	(696)	321
Foreign exchange translation differences, transferred to the income statement	–	115
Other, net of tax1	209	36
Total items that may be reclassified to the income statement in subsequent years	(487)	472
Items that will not be reclassified to the income statement in subsequent years:
Fair value gains on equity instruments classified as Other investments, net of tax	428	116
Net actuarial gains on defined benefit pension schemes, net of tax	9	1
Total items that will not be reclassified to the income statement in subsequent years	437	117
Other comprehensive (expense)/income	(50)	589
Total comprehensive expense for the financial year	(99)	(3,157)

Attributable to:
– Owners of the parent	(254)	(3,485)
– Non-controlling interests	155	328
Total comprehensive expense for the financial year	(99)	(3,157)

Note:

1.
Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the year.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of financial position
		31 March	31 March
		2026	2025
	Note	€m	€m
Non-current assets
Goodwill		21,918	20,514
Other intangible assets		14,359	12,924
Property, plant and equipment		34,193	30,712
Investments in associates and joint ventures		6,492	6,892
Other investments		2,087	3,153
Deferred tax assets		18,068	19,033
Post employment benefits		288	242
Trade and other receivables		5,221	6,431
		102,626	99,901
Current assets
Inventory		596	617
Taxation recoverable		186	174
Trade and other receivables		10,584	9,404
Other investments		6,770	7,424
Cash and cash equivalents		8,982	11,001
		27,118	28,620
Assets held for sale	3	174	–
Total assets		129,918	128,521

Equity
Called up share capital		3,950	4,319
Additional paid-in capital		150,312	149,834
Treasury shares		(6,704)	(6,791)
Accumulated losses		(126,532)	(123,503)
Accumulated other comprehensive income		29,607	28,886
Total attributable to owners of the parent		50,633	52,745
Non-controlling interests		3,732	1,171
Total equity		54,365	53,916

Non-current liabilities
Borrowings		45,506	46,096
Share of net liabilities in associates and joint ventures		102	96
Deferred tax liabilities		1,043	798
Post employment benefits		206	187
Provisions		1,261	1,430
Non-debt liabilities in respect of written put options		107	97
Trade and other payables		3,333	3,147
		51,558	51,851
Current liabilities
Borrowings		7,130	7,047
Taxation liabilities		555	578
Provisions		731	1,066
Trade and other payables		15,579	14,063
		23,995	22,754
Total equity and liabilities		129,918	128,521

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital1	Treasury shares	Accumulated comprehensive losses2	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2024	4,797	149,253	(7,645)	(86,439)	59,966	1,032	60,998
Issue or reissue of shares	–	–	84	(81)	3	–	3
Share-based payments	–	103	–	–	103	7	110
Transactions with non-controlling interests in subsidiaries	–	–	–	(47)	(47)	50	3
Dividends	–	–	–	(1,795)	(1,795)	(246)	(2,041)
Comprehensive (expense)/income	–	–	–	(3,485)	(3,485)	328	(3,157)
Purchase of Treasury shares	–	–	(2,000)	–	(2,000)	–	(2,000)
Cancellation of shares	(478)	478	2,770	(2,770)	–	–	–
31 March 2025	4,319	149,834	(6,791)	(94,617)	52,745	1,171	53,916

1 April 2025	4,319	149,834	(6,791)	(94,617)	52,745	1,171	53,916
Issue or reissue of shares	–	2	82	(81)	3	348	351
Share-based payments	–	107	–	–	107	7	114
Acquisition of subsidiaries	–	–	–	–	–	1,045	1,045
Transactions with non-controlling interests in subsidiaries3	–	–	–	1,126	1,126	1,248	2,374
Dividends	–	–	–	(1,094)	(1,094)	(242)	(1,336)
Comprehensive (expense)/income	–	–	–	(254)	(254)	155	(99)
Purchase of Treasury shares	–	–	(2,000)	–	(2,000)	–	(2,000)
Cancellation of shares	(369)	369	2,005	(2,005)	–	–	–
31 March 2026	3,950	150,312	(6,704)	(96,925)	50,633	3,732	54,365

Notes:

1.
Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2.
Includes accumulated losses and accumulated other comprehensive income.

3.
See Note 4 ‘Acquisitions and disposals’ for further information.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Consolidated statement of cash flows
	Year ended 31 March
	2026	2025
	€m	€m
Inflow from operating activities	14,291	15,373

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	(193)	(9)
Purchase of interests in associates and joint ventures	(729)	(321)
Purchase of intangible assets	(2,447)	(2,375)
Purchase of property, plant and equipment	(4,871)	(4,324)
Purchase of investments	(1,060)	(3,499)
Disposal of interests in subsidiaries, net of cash disposed	(131)	11,221
Disposal of interests in associates and joint ventures	20	3,021
Disposal of property, plant and equipment and intangible assets	209	9
Disposal of investments	3,601	737
Dividends received from investments	818	530
Interest received	545	556
Cash outflows from discontinued operations	–	(787)
(Outflow)/inflow from investing activities	(4,238)	4,759

Cash flows from financing activities
Proceeds from issue of long-term borrowings	6,081	4,680
Repayment of borrowings	(11,924)	(12,963)
Net movement in short-term borrowings	(502)	78
Net movement in derivative and other financial instruments	73	404
Interest paid	(2,257)	(2,705)
Purchase of treasury shares	(2,041)	(1,868)
Issue of ordinary share capital and reissue of treasury shares	2	3
Equity dividends paid	(1,093)	(1,787)
Dividends paid to non-controlling shareholders in subsidiaries	(245)	(249)
Other transactions with non-controlling shareholders in subsidiaries	100	8
Cash outflows from discontinued operations	–	(879)
Outflow from financing activities	(11,806)	(15,278)

Net cash (outflow)/inflow	(1,753)	4,854
Cash and cash equivalents at the beginning of the financial year1	10,893	6,114
Exchange loss on cash and cash equivalents	(227)	(75)
Cash and cash equivalents at the end of the financial year1	8,913	10,893

Note:

1.
Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €8,982 million (€11,001 million as at 31 March 2025), together with overdrafts of €69 million (€108 million as at 31 March 2025).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1 Basis of preparation

These unaudited condensed consolidated financial statements of Vodafone Group Plc and its subsidiaries apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2025 which were prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the UK Companies Act 2006.

Ernst & Young LLP has consented to the release of this unaudited Preliminary Announcement. The financial information presented in the unaudited condensed consolidated financial statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (‘the Act’). Statutory accounts for the year ended 31 March 2025 were published in Vodafone’s Annual Report and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act. A separate announcement will be made in accordance with Disclosure and Transparency Rules (‘DTR’) 6.3 when the Annual Report for the year ended 31 March 2026 are made available on the Company’s website, which is expected to be in May 2026.

The preparation of the preliminary results requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revisions affect only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

The Group has €8.9 billion of cash and cash equivalents as at 31 March 2026 which, together with undrawn revolving credit facilities of €7.6 billion, cover all of the Group’s reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios. In addition to the liquidity forecasts prepared, the Directors considered the availability of the Group’s revolving credit facilities which were undrawn as at 31 March 2026. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for the period of at least 12 months from the date of approving the consolidated financial statements and that it is appropriate to continue to adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

Merger of Vodafone UK and Three UK

On 31 May 2025, the Group and CK Hutchison Group Telecom Holdings Limited (‘CKHGT’), a wholly owned subsidiary of CK Hutchison Holdings Limited (‘Hutchison’), transferred their UK telecommunication businesses, respectively Vodafone UK and Three UK, into VodafoneThree Holdings Limited (‘VTHL’). Following completion, VTHL is a subsidiary of the Group, in which the Group owns 51% of the issued share capital and CKHGT indirectly owns 49%. The Group consolidates VodafoneThree into its financial results from 1 June 2025.

Acquisition of a non-controlling interest in Maziv

On 1 December 2025, the Group acquired a 30% stake in the issued share capital of Maziv Proprietary Limited (‘Maziv’) in exchange for certain Vodacom fibre assets, and cash. The Group has included its share of results from this date within ‘Share of results of equity accounted associates and joint ventures’.

Notes to the unaudited condensed consolidated financial statements

2 Impairment review

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date, judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash generating units is not recoverable.

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods.

Year ended 31 March 2026

The Group did not recognise any impairments for the year ended 31 March 2026.

The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating units for which the carrying amount of goodwill is significant in comparison with the Group’s total carrying amount of goodwill:

	Assumptions used in value in use calculation
	Germany	UK
	%	%
Pre-tax discount rate	7.5	9.1
Long-term growth rate	1.2	2.0
Projected adjusted EBITDAaL CAGR1	1.9	7.7
Projected capital expenditure2	19.5 - 20.3	10.9 - 16.3

For the Group’s operations in Germany, management has prepared the following sensitivity analysis to the base case recoverable amount less carrying value for changes in pre-tax discount rate and projected adjusted EBITDAaL CAGR1 assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairment review.

Recoverable amount less carrying value
Germany
€bn
Base case recoverable amount less carrying value	0.3

Change in pre-tax discount rate
- Decrease by 0.5 pps	3.2
- Increase by 0.5 pps	(2.2)

Change in projected adjusted EBITDAaL CAGR1
- Decrease by 2.0 pps	(3.1)
- Increase by 2.0 pps	4.0

Notes:

1.
Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

2.
Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the unaudited condensed consolidated financial statements

2 Impairment review (continued)

Year ended 31 March 2025

In the prior year ended 31 March 2025, the Group recorded impairment charges of €4,350 million and €165 million with respect to the Group’s investments in Germany and Romania. The impairment charges reflected management’s assessment of likely trading and economic conditions in the five-year business plan.

The impairment charge in relation to Vodafone Germany primarily arose from the impacts of a significantly lower EBITDAaL performance in the year ended 31 March 2025 and lower medium term EBITDAaL growth expectations, on our determination of value in use. The key driver of both changes was materially higher competitive intensity, in the mobile market in the current year compared to FY24, impacting expectations of future cash generation.

The table below shows the key assumptions used in the value in use calculations of Germany and Romania.

	Assumptions used in value in use calculation
	Germany	Romania
	%	%
Pre-tax discount rate	7.8	11.0
Long-term growth rate	1.2	2.5
Projected adjusted EBITDAaL CAGR1	1.3	1.5
Projected capital expenditure2	17.6 - 20.7	9.2 - 11.0

For the Group’s operations in Germany and Romania management has prepared the following sensitivity analysis to the base case recoverable amount less carrying value for changes in pre-tax discount rate and projected adjusted EBITDAaL CAGR1 assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairment review.

	Recoverable amount less carrying value
	Germany	Romania
	€bn	€bn
Base case recoverable amount less carrying value	(4.4)	(0.2)

Change in pre-tax discount rate
- Decrease by 0.5 pps	(1.7)	(0.1)
- Increase by 0.5 pps	(6.6)	(0.2)

Change in projected adjusted EBITDAaL CAGR1
- Decrease by 2.0 pps	(7.6)	(0.2)
- Increase by 2.0 pps	(0.8)	(0.1)

Notes:

1.
Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

2.
Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the unaudited condensed consolidated financial statements

3 Discontinued operations and assets held for sale

Where operations constitute a separately reportable segment and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the unaudited condensed consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

Transactions between the Group's continuing and discontinued operations are eliminated in full in the consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group’s Loss for the financial years presented.

Disposal of Vodafone Spain

The disposal of Vodafone Spain completed in the prior year on 31 May 2024 and resulted in a loss on disposal of €148 million which was included in Loss for the financial year - Discontinued operations in the prior year ended 31 March 2025.

Disposal of Vodafone Italy

The disposal of Vodafone Italy completed in the prior year on 31 December 2024 and resulted in a loss on disposal of €1,133 million which was included in Loss for the financial year - Discontinued operations in the prior year ended 31 March 2025.

Discontinued operations

The results of Vodafone Spain and Vodafone Italy were reported as discontinued operations in the prior years through to the date of disposal.

A summary of the results from these discontinued operations is below.

	20261	2025
	€m	€m
(Loss)/profit for the financial year - Discontinued operations
Vodafone Spain	(25)	53
Vodafone Italy	(83)	(75)
Total	(108)	(22)

Loss per share - Discontinued operations
- Basic	(0.45)c	(0.08)c
- Diluted	(0.45)c	(0.08)c

Note:

1.
Relates to the finalisation of the disposal completion accounts in the current financial year.

Assets held for sale

On 18 February 2026, the Group announced that it has agreed to sell its interests in VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’) to Liberty Global plc for €1.0 billion in cash and a 10% stake in the new Ziggo Group which will own 100% of both VodafoneZiggo and Liberty Global’s Belgian subsidiary, Telenet Group Holding. The Group’s €0.9 billion loan receivable from VodafoneZiggo will be settled from the transaction proceeds. Consequently, the Group’s investment in VodafoneZiggo is classified as held for sale at 31 March 2026.

	31 March	31 March
	2026	2025
	€m	€m
Non-current assets
Investments in associates and joint ventures	174	–
	174	–

Notes to the unaudited condensed consolidated financial statements

4 Acquisitions and disposals

Accounting policies

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the consolidated income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amount of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.

Acquisition of interests from non-controlling shareholders

In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted, is recognised in equity.

Disposals

The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries, joint arrangements and associates that the Group has disposed of, and that have previously been recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal.

Purchase of subsidiaries

The aggregate cash consideration in respect of the purchase of subsidiaries, net of cash acquired, is summarised below.

	2026	2025
	€m	€m
Net cash consideration paid
Merger of Vodafone Limited and Hutchison 3G UK Holdings Limited in the UK	(31)	–
Acquisition of Cloudforce 1 GmbH ('Skaylink')	(175)	–
Other	(37)	(9)
Net cash acquired	50	–
	(193)	(9)

Notes to the unaudited condensed consolidated financial statements

4 Acquisitions and disposals (continued)

Merger of Vodafone Limited and Hutchison 3G UK Holdings Limited in the UK

On 31 May 2025, the Group and CK Hutchison Group Telecom Holdings Limited (‘CKHGT’), a wholly owned subsidiary of CK Hutchison Holdings Limited (‘Hutchison’), transferred their UK telecommunication businesses, respectively Vodafone Limited (‘Vodafone UK’) and Hutchison 3G UK Holdings Limited (‘Three UK’), into VodafoneThree Holdings Limited (‘VTHL’). Following completion, VTHL is a subsidiary of the Group, in which the Group owns 51% of the issued share capital and CKHGT indirectly owns 49%, and Vodafone UK and Three UK are wholly owned subsidiaries of VTHL.

Consideration paid by the Group to Hutchison was 49% of Vodafone UK’s equity, subject to closing adjustments that will be settled in cash. Vodafone UK and Three UK were contributed with differential debt amounts owing to their respective shareholders at closing to achieve the required ownership structure. The Group advanced loans of £6,010 million to VTHL, of which £1,684 million was utilised to settle Three UK’s outstanding debt with Hutchison. In addition, Vodafone and Hutchison jointly contributed, in proportion to their shareholdings, a total of £600 million of equity funding on completion, with a further total of £200 million jointly contributed in April 2026.

As part of the transaction, Vodafone and Hutchison agreed a framework to enable Vodafone to acquire Hutchison’s 49% shareholding in VTHL through a Vodafone call or a Hutchison put option which may be exercised at fair market value, subject to customary third party approvals and consents, and settled in cash or new Vodafone Group Plc shares, at the Group’s option, subject to certain conditions. The call and put options will become exercisable after three full financial years following closing, providing that the fair market enterprise value of VTHL reaches a minimum of £16.5 billion until after the seventh financial year following completion, when this threshold will cease to apply to the exercise of the Hutchison put option. As the Group has the ability to settle the put option with Vodafone Group Plc shares, no put option liability will initially be recorded.

A purchase price allocation has been performed as at 31 May 2025, the acquisition date, and is set out in the table below.

€m
Other intangible assets1	2,555
Property, plant and equipment	3,457
Inventory	43
Trade and other receivables	867
Cash and cash equivalents	27
Current and deferred taxation	88
Borrowings	(4,160)
Trade and other payables	(675)
Provisions	(69)
Net identifiable assets acquired	2,133
Non-controlling interests2	(1,045)
Goodwill3	1,358
Total consideration4	2,446

Notes:

1.
Identifiable intangible assets of €2,555 million consisted of acquired licences of €975 million, computer software of €887 million, customer relationships of €467 million and brand of €226 million.

2.
Measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed.

3.
The goodwill is attributable to future profits to be generated from new customers and the synergies expected to arise after the Group’s acquisition of the business.

4.
Includes closing adjustments of €178 million payable to Hutchison, of which €31 million was paid in the year.

Notes to the unaudited condensed consolidated financial statements

4 Acquisitions and disposals (continued)

Transaction costs of €30 million were charged to Other (expense)/income in the Group’s consolidated income statement in the year ended 31 March 2026.

From the date of acquisition, the acquired entities have contributed €2,302 million of revenue and a loss of €551 million is included in the loss for the financial year of the Group. If the acquisition had taken place at the beginning of the financial year, Group revenue would have been €40,957 million and the Group loss for the financial year would have been €155 million.

As part of the merger of Vodafone and Three in the UK, the Group gave up a 49% interest in Vodafone UK to Hutchison, with consideration taking the form of 51% of Three UK’s equity, subject to closing adjustments that will be settled in cash. The Group recognised non-controlling interests of €1,208 million and a net gain of €603 million in retained earnings in relation to this transaction.

Additionally, non-controlling interests of €348 million were recognised in relation to Hutchison’s proportionate contribution of the £600 million equity funding raised by VTHL on closing, this being settled by way of offset against amounts due to Hutchison.

Acquisition of Cloudforce 1 GmbH

On 17 December 2025, the Group announced it had completed the acquisition of Cloudforce 1 GmbH (‘Skaylink’) for a total cash consideration of €175 million. The aggregate fair values of goodwill, identifiable assets, liabilities recognised on acquisition were €107 million, €110 million and €42 million, respectively. The acquisition enhances the Group’s cloud consulting and managed services capabilities and has been accounted for as a business combination in accordance with IFRS 3, with Skaylink consolidated from the acquisition date.

Other transactions with non-controlling shareholders in subsidiaries

The aggregate net cash received in respect of other transactions with non-controlling shareholders in subsidiaries was €100 million (2025: €8 million) including €125 million (2025: €25 million) received from Accenture Holdings B.V. for a non-controlling interest in Vodafone Shared Operations Limited.

Disposal of subsidiaries

The aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, is as follows:

	2026	2025
	€m	€m
Cash consideration (paid)/received
Vodafone Spain	(33)	3,669
Vodafone Italy	(98)	7,707
Net cash disposed	–	(155)
	(131)	11,221

Vodafone Spain

In the comparative year, on 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) for €4,069 million in cash (subject to closing accounts adjustments, which were finalised during the year ended 31 March 2026) and up to €900 million of non-cash consideration in the form of redeemable preference shares which were settled during the year ended 31 March 2026. €400 million of the cash received related to future services to be provided by the Group to Zegona and was deferred on the Group’s statement of financial position. The disposal resulted in a loss of €148 million in the comparative year and was included in Loss for the financial year – Discontinued operations in the prior year ended 31 March 2025.

Vodafone Italy

In the comparative year, on 31 December 2024, the Group announced it had completed the sale of Vodafone Italia S.p.A. (‘Vodafone Italy’) to Swisscom AG for €7,885 million in cash (subject to closing accounts adjustments, which were finalised during the year ended 31 March 2026). €178 million of the cash received relates to future services to be provided by the Group to Swisscom AG and was deferred on the Group’s statement of financial position. The disposal resulted in a loss of €1,133 million in the comparative year and was included in Loss for the financial year – Discontinued operations in the prior year ended 31 March 2025.

Notes to the unaudited condensed consolidated financial statements

5 Dividends

	2026	2025
	€m	€m
Declared during the financial year
Final dividend for the year ended 31 March 2025: 2.25 eurocents per share	558	1,212
(2024: 4.50 eurocents per share)
Interim dividend for the year ended 31 March 2026: 2.25 eurocents per share	536	583
(2025: 2.25 eurocents per share)
	1,094	1,795

Proposed after the end of the year and not recognised as a liability:
Final dividend for the year ended 31 March 2026: 2.3625 eurocents per share	544	558
(2025: 2.25 eurocents per share)

6 Contingent liabilities and legal proceedings

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments (the ‘CLAM indemnity’) between the Group and Vodafone Idea Limited (‘VIL’) under which the Group would reimburse VIL in the event of the crystallisation and payment of certain identified contingent liabilities. The Group’s maximum potential exposure under this mechanism was capped at INR 64 billion (€585 million).

On 31 December 2025 the Group reached an agreement with VIL to settle the Group’s obligations under the CLAM via the following transactions:

-
The Group will make cash payments totalling €219 million to VIL; there will be no net cash outflow for the Group as these will be funded by VIL’s payment of €219 million of outstanding service charges; and

-
The Group has set aside 3,280 million of Vodafone Group's shares in VIL for VIL’s benefit. VIL will have the right to instruct Vodafone to sell these shares, in one or more tranches over up to five years, with any cash proceeds being transferred to VIL.

The Group has recognised a liability of €256 million for the value of the shares that have been assigned to VIL.

Notes to the unaudited condensed consolidated financial statements

6 Contingent liabilities and legal proceedings (continued)

Legal proceedings

The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations.

Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts.

In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.

The Group is not involved in any material proceedings in which any of the Group’s Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group.

Tax cases

Netherlands tax case

Vodafone Europe BV (‘VEBV’) received assessments totalling €267 million in tax and interest from the Dutch tax authorities, who challenged the application of the arm’s length principle in relation to various intra-group financing transactions. VEBV appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023. The District Court issued its judgement in July 2023, upholding VEBV’s appeal in relation to the majority of issues and requiring the Dutch tax authorities to significantly reduce its assessments. VEBV and the Dutch tax authorities subsequently appealed the District Court’s judgement before the Court of Appeal of The Hague. A final decision from the Court of Appeal is expected in late 2026.

The Group continues to believe it has robust defences but has recorded a provision of €27 million for tax and accrued interest reflecting the July 2023 judgement and the Group’s current view of the probable financial outflow required to fully resolve the issue.

VISPL tax claims

Vodafone India Services Private Limited (‘VISPL’) has now closed all outstanding tax disputes with the Indian tax authorities relating to Vodafone’s acquisition of Hutchison Essar (later renamed Vodafone India Limited), including the five assessment years between 2008-09 and 2014-15. The tax amnesty was formally concluded in July 2025. The amnesty gave rise to an income statement tax charge of €185 million in the financial year ended 31 March 2025. No income statement tax charge arose in the financial year ended 31 March 2026.

Other cases in the Group

Germany: price increase class action

In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations) initiated a class action against Vodafone Germany in the Hamm Higher Regional Court. Vodafone Germany implemented price increases of €5 per month for fixed lines services in 2023 in response to higher costs. The claim alleges that terms regarding price increases in the consumer contracts entered into by Vodafone Germany’s customers up until August 2023 are invalid under German civil law and seeks reimbursement of the additional charges plus interest. Customers must enter their details onto the register of collective actions on the Federal Office of Justice website in order to participate in the claim. The register opened in April 2024 and as at 31 March 2026, approximately 115,100 customers had registered. Vodafone Germany filed its defence in August 2024. Proceedings in the class action have been suspended pending the outcome of a referral to the Court of Justice of the European Union in a related case.

Whilst the Group intends to defend the claim, it is not able to determine the likelihood or estimate the amount of any possible financial loss at this stage of the proceedings.

Notes to the unaudited condensed consolidated financial statements

6 Contingent liabilities and legal proceedings (continued)

Germany: claims regarding transfer of data to credit agencies

Individual consumers are bringing claims against Vodafone Germany and/or the other national network operators for GDPR infringement relating to the transfer of data to credit agencies without consent. Vodafone Germany’s position is that the transfer of information about the existence of a consumer contract is justified for fraud prevention purposes.

The Group will continue to defend these claims. However, the Group now considers the risk of a material financial impact to be remote.

Germany: investigation by competition authority regarding 1&1

In December 2021 1&1 entered into an agreement with Vantage Towers for the provision of infrastructure for tower sites. Vantage Towers sub-contracted certain aspects of the delivery under the agreement to Vodafone Germany.

In March 2023, Vodafone Germany and Vodafone Group (together ‘Vodafone’) were informed that 1&1 had submitted a complaint to the Bundeskartellamt (‘BkA’), the competition authority in Germany, alleging infringements of competition law. Following the start of a formal investigation in June 2023, the BkA issued a Statement of Objections on 11 April 2025 with its view that the delayed provision by Vodafone and Vantage Towers of the contractually agreed tower sites acted as an obstacle to 1&1’s market entry and an abuse of relative market power. Vodafone submitted its response to the Statement of Objections to the BkA on 2 July 2025. Vodafone has received a letter from the BkA stating that, if an infringement decision is issued, it is likely to include an order for disgorgement of the alleged economic advantage obtained as a result of the alleged infringement. In November 2025 Vodafone filed an application before the Higher Regional Court of Dusseldorf challenging procedural irregularities in the BkA’s investigative process and seeking an injunction to prevent the BkA from issuing an infringement decision pending the outcome of the Court’s decision. The BkA filed its response to the application and the Court’s decision is pending.

While the outcome is uncertain, the Group believes it has strong defences and that it is probable no present obligation exists.

Italy: Iliad v Vodafone Italy

In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan which, following the divestment of Vodafone Italy was subject to an indemnity provided by the Group to Swisscom. The claim alleged anti-competitive behaviour in relation to customer portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021. On 17 April 2023, the Civil Court issued a judgement in Vodafone Italy's favour and rejected Iliad's claim for damages in full. Iliad filed an appeal before the Court of Appeal of Milan in June 2023 which was rejected in a decision dated 30 December 2025. Iliad has not filed a further appeal before the Supreme Court and so the case is closed.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Greece, including one also citing Vodafone Group Plc and certain Directors and officers of Vodafone as defendants, were either withdrawn or left dormant. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Athens Court of First Instance because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece’s counter claim was also rejected. The Papistas claimants and Vodafone Greece each filed appeals. Following hearings in February and May 2023, the Court of Appeal dismissed both of the appeals, in the case of the Papistas claimants because the stamp duty payments had again not been made. The Papistas claimants filed a further appeal before the Supreme Court in August 2025. There was a further hearing in February 2025 about one aspect of the appeal proceedings (a claim for damages of €2.1 million) which the Court of Appeal referred back to the Athens Court of First Instance in August 2025.

Vodafone is continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.

Notes to the unaudited condensed consolidated financial statements

6 Contingent liabilities and legal proceedings (continued)

South Africa: Kenneth Makate v Vodacom (Pty) Limited

Mr Kenneth Makate, a former employee of Vodacom Pty Limited (‘Vodacom South Africa’), started legal proceedings in 2008 claiming compensation for a business idea that led to the development of a service known as ‘Please Call Me’ (‘PCM’).

On 4 November 2025, an immaterial settlement between Vodacom South Africa and Mr Makate was agreed. The related court proceedings have been withdrawn.

UK: Mr Justin Gutmann v Vodafone Limited and Vodafone Group Plc

In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal (‘CAT’) seeking permission, as a proposed class representative, to bring collective proceedings on an opt-out basis against the four UK mobile network operators (‘MNOs’) and, in the case of Vodafone Limited and EE Limited, their respective parent companies. Vodafone Group Plc and Vodafone Limited are named defendants to one of the claims with an alleged value of £1.4 billion (€1.6 billion), including interest. Hutchison 3G UK Limited (‘Three’), which merged with Vodafone Limited in May 2025, is also a named defendant to the claim with an alleged value of £507 million (€578 million), including interest. It is alleged that Vodafone, Three, and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a ‘loyalty penalty’). The claim was certified by the CAT in November 2025. Following a successful strike out application based on limitation, the total value of the claims against Vodafone and Three have been reduced to £557 million (€638 million) and £197 million (€225 million), respectively. Defences were filed on 27 February 2026 and Replies on 1 May 2026. A hearing will take place on 1-2 July 2026 to set the timetable to trial.

Taking into account all available evidence at this stage, the Group’s assessment is that the allegations are without merit and it intends to defend the claim. The Group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Group believes it is probable that no present obligation exists.

UK: Phones 4U in Administration v Vodafone Limited, Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to withdraw their business from Phones 4U thereby causing its collapse. Following a trial on liability, the High Court issued a judgement in Vodafone’s favour in November 2023 rejecting Phones 4U’s allegations that the defendants were in breach of competition law. In July 2025 the Court of Appeal also rejected all of Phones 4U’s grounds of appeal. Phones 4U has not appealed to the Supreme Court and so the case is closed.

7 Subsequent events

Full ownership of VodafoneThree in the UK

On 5 May 2026, the Group announced that it had reached an agreement for the buyout of CK Hutchison Group Telecom Holding Limited’s (‘CKHGT’) 49% interest in VodafoneThree Holdings Limited (‘VodafoneThree’) for £4.3 billion (€4.9 billion) cash, implemented through a cancellation of CKHGT’s shares. Following the completion of the transaction, the Group will be the sole owner of VodafoneThree.

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Definition	Closest equivalent GAAP measure	Reconciliation
Performance metrics
Organic revenue growth	Page 38	Revenue	Pages 39, 40 and 41
Organic service revenue growth	Page 38	Service revenue	Pages 39, 40 and 41
Organic mobile service revenue growth	Page 38	Service revenue	Pages 39, 40 and 41
Organic fixed service revenue growth	Page 38	Service revenue	Pages 39, 40 and 41
Organic Vodafone Business service revenue growth	Page 38	Service revenue	Pages 39, 40 and 41
South Africa: Financial services organic revenue growth	Page 38	Service revenue	Pages 39, 40 and 41
Vodacom International: M-Pesa organic revenue growth	Page 38	Service revenue	Pages 39, 40 and 41
Egypt: Financial services (Vodafone Cash) organic revenue growth	Page 38	Service revenue	Pages 39, 40 and 41
Group Adjusted EBITDAaL	Page 38	Operating profit	Page 5
Organic Adjusted EBITDAaL growth	Page 38	Operating profit	Pages 39, 40 and 41
Organic Adjusted EBITDAaL margin growth	Page 38	Operating profit	Page 39
Other metrics
Adjusted profit attributable to owners of the parent	Page 42	Profit attributable to owners of the parent	Page 42
Adjusted basic earnings per share	Page 42	Basic earnings per share	Page 43
Cash flow, funding and capital allocation metrics
Free cash flow	Page 43	Inflow from operating activities	Page 44
Adjusted free cash flow	Page 43	Inflow from operating activities	Pages 17 and 44
Gross debt	Page 43	Borrowings	Page 44
Net debt	Page 43	Borrowings less cash and cash equivalents	Page 44
Pre-tax ROCE (controlled)	Page 45	ROCE calculated using GAAP measures	Pages 45 and 46
Post-tax ROCE (controlled and associates/joint ventures)	Page 45	ROCE calculated using GAAP measures	Pages 45 and 46
Financing and Taxation metrics
Adjusted net financing costs	Page 47	Net financing costs	Page 15
Adjusted profit before taxation	Page 47	Profit before taxation	Page 48
Adjusted income tax expense	Page 47	Income tax expense	Page 48
Adjusted effective tax rate	Page 47	Income tax expense	Page 48
Adjusted share of results of equity accounted associates and joint ventures	Page 47	Share of results of equity accounted associates and joint ventures	Page 48
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 47	Share of results of equity accounted associates and joint ventures	Page 48

Non-GAAP measures

Performance metrics

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.
It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth

Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Türkiye and other adjustments to improve the comparability of results between periods.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

  -
It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

  -
It is used for internal performance analysis; and

  -
It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Service revenue growth in Türkiye excluding the impact of the hyperinflationary adjustment

This growth metric presents performance in Türkiye excluding the hyperinflationary adjustment recorded in the Group’s consolidated financial statements in accordance with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’.

Non-GAAP measures

Year ended 31 March 2026
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	FY26	FY25
	€m	€m	%	pps	pps	%
Service revenue
Germany	10,874	10,876	–	(0.2)	–	(0.2)
Mobile service revenue	5,148	4,998	3.0	–	–	3.0
Fixed service revenue	5,726	5,878	(2.6)	(0.3)	–	(2.9)
UK	7,597	5,887	29.0	(32.4)	3.7	0.3
Mobile service revenue	5,966	4,261	40.0	(44.4)	4.0	(0.4)
Fixed service revenue	1,631	1,626	0.3	–	2.8	3.1
Other Europe	4,888	4,805	1.7	(0.7)	(0.5)	0.5
Türkiye1	2,826	2,484	13.8	3.0	28.4	45.2
Africa	6,653	6,172	7.8	–	5.1	12.9
Common Functions2	763	663
Eliminations	(121)	(129)
Total service revenue	33,480	30,758	8.8	(6.7)	3.3	5.4
Other revenue	6,981	6,690
Revenue	40,461	37,448	8.0	(7.7)	3.4	3.7

Other growth metrics
Vodafone Business - Service revenue	8,179	8,003	2.2	(1.2)	2.2	3.2
Germany - Vodafone Business service revenue	2,369	2,366	0.1	(0.8)	–	(0.7)
UK - Vodafone Business service revenue	2,129	2,179	(2.3)	(4.9)	2.7	(4.5)
Other Europe - Vodafone Business service revenue	1,571	1,561	0.6	2.8	(0.4)	3.0
Türkiye - Vodafone Business service revenue	456	375	21.6	2.1	30.3	54.0
Africa - Vodacom Business service revenue	1,204	1,126	6.9	–	4.4	11.3
South Africa - Financial services revenue	185	176	5.1	–	3.0	8.1
Vodacom International M-Pesa revenue	494	428	15.4	–	7.7	23.1
Egypt - Financial services revenue (Vodafone Cash)	157	114	37.7	–	10.5	48.2

Adjusted EBITDAaL
Germany	4,243	4,384	(3.2)	(0.1)	–	(3.3)
UK	1,881	1,558	20.7	(19.7)	3.5	4.5
Other Europe	1,574	1,510	4.2	0.2	(0.7)	3.7
Türkiye	983	842	16.7	1.7	29.2	47.6
Africa	2,834	2,593	9.3	–	4.7	14.0
Common Functions2	(164)	45
Eliminations	–	–
Group	11,351	10,932	3.8	(2.4)	3.1	4.5

Percentage point change in Adjusted EBITDAaL margin
Germany	35.0%	36.0%	(1.0)	0.1	–	(0.9)
UK	20.5%	22.0%	(1.5)	2.9	–	1.4
Other Europe	27.5%	26.5%	1.0	0.6	(0.1)	1.5
Türkiye	28.7%	27.3%	1.4	0.1	(0.1)	1.4
Africa	33.9%	33.3%	0.6	–	(0.1)	0.5
Group	28.1%	29.2%	(1.1)	1.3	–	0.2

Notes:

1.
Reported service revenue growth in Türkiye of 13.8% includes 3.0pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 10.8%.

2.
Comprises corporate functions and shared operations.

Non-GAAP measures

Quarter ended 31 March 2026
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q4 FY26	Q4 FY25
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,723	2,670	2.0	(0.7)	–	1.3
Mobile service revenue	1,274	1,242	2.7	–	–	2.7
Fixed service revenue	1,449	1,428	1.5	(1.4)	–	0.1
UK	1,958	1,489	31.5	(36.9)	5.2	(0.2)
Mobile service revenue	1,539	1,057	45.6	(51.9)	5.8	(0.5)
Fixed service revenue	419	432	(3.0)	–	3.8	0.8
Other Europe	1,230	1,194	3.0	(1.2)	(0.6)	1.2
Türkiye1	828	605	36.9	1.0	(4.2)	33.7
Africa	1,732	1,614	7.3	–	3.6	10.9
Common Functions2	192	176
Eliminations	(16)	(28)
Total service revenue	8,647	7,720	12.0	(8.1)	1.2	5.1
Other revenue	1,753	1,641
Revenue	10,400	9,361	11.1	(9.1)	1.0	3.0

Other growth metrics
Vodafone Business - Service revenue	2,134	2,062	3.5	(1.5)	1.2	3.2
Germany - Vodafone Business service revenue	616	588	4.8	(3.3)	–	1.5
UK - Vodafone Business service revenue	535	565	(5.3)	(6.0)	3.5	(7.8)
Other Europe - Vodafone Business service revenue	401	405	(1.0)	8.1	(0.3)	6.8
Türkiye - Vodafone Business service revenue	137	98	39.8	(3.2)	(2.1)	34.5
Africa - Vodacom Business service revenue	323	296	9.1	–	1.9	11.0
South Africa - Financial services revenue	49	44	11.4	–	(0.1)	11.3
Vodacom International - M-Pesa revenue	128	115	11.3	–	12.6	23.9
Egypt - Financial services revenue (Vodafone Cash)	43	34	26.5	–	10.8	37.3
Adjusted EBITDAaL	2,807	2,693	4.2	(2.5)	0.6	2.3

Notes:

1.
Reported service revenue growth in Türkiye of 36.9% includes 37.1pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was -0.2%.

2..
Comprises corporate functions and shared operations.

Non-GAAP measures

Quarter ended 31 December 2025
			Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q3 FY26	Q3 FY25
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,726	2,706	0.7	–	–	0.7
Mobile service revenue	1,295	1,259	2.8	–	–	2.8
Fixed service revenue	1,431	1,447	(1.1)	–	–	(1.1)
UK	1,975	1,507	31.1	(38.4)	6.8	(0.5)
Mobile service revenue	1,565	1,096	42.8	(52.1)	7.5	(1.8)
Fixed service revenue	410	411	(0.2)	–	5.0	4.8
Other Europe	1,243	1,201	3.5	(1.6)	(0.7)	1.2
Türkiye1	671	776	(13.5)	4.8	47.2	38.5
Africa	1,738	1,607	8.2	–	5.3	13.5
Common Functions2	183	165
Eliminations	(30)	(33)
Total service revenue	8,506	7,929	7.3	(7.8)	5.9	5.4
Other revenue	1,946	1,882
Revenue	10,452	9,811	6.5	(9.5)	6.0	3.0

Other growth metrics
Vodafone Business - Service revenue	2,054	2,051	0.1	(1.1)	4.0	3.0
Germany - Vodafone Business service revenue	583	594	(1.8)	–	–	(1.8)
UK - Vodafone Business service revenue	536	560	(4.3)	(6.1)	5.0	(5.4)
Other Europe - Vodafone Business service revenue	407	395	3.0	2.6	(0.9)	4.7
Türkiye - Vodafone Business service revenue	111	115	(3.5)	5.1	53.2	54.8
Africa - Vodacom Business service revenue	309	289	6.9	–	5.4	12.3
South Africa - Financial services revenue	48	46	4.3	–	4.1	8.4
Vodacom International M-Pesa revenue	133	113	17.7	–	6.9	24.6
Egypt - Financial services revenue (Vodafone Cash)	47	30	56.7	–	3.3	60.0
Adjusted EBITDAaL	2,816	2,828	(0.4)	(2.6)	5.3	2.3

Notes:

1.
Reported service revenue growth in Türkiye of -13.5% includes -17.2pps in relation to the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. Growth in Türkiye excluding the impact of this hyperinflationary adjustment was 3.7%.

2.
Comprises corporate functions and shared operations.

Non-GAAP measures

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of Adjusted basic earnings per share.
Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses/reversals, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss, together with related tax effects.

Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.
Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

	FY26			FY25
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
	€m	€m	€m	€m	€m	€m
Adjusted EBITDAaL	11,351	–	11,351	10,932	–	10,932
Restructuring costs	(370)	370	–	(164)	164	–
Interest on lease liabilities	615	–	615	488	–	488
Gain/(loss) on disposal of property, plant & equipment and intangible assets	199	–	199	(25)	–	(25)
Depreciation and amortisation of owned assets1	(8,481)	685	(7,796)	(7,569)	605	(6,964)
Share of results of equity accounted associates and joint ventures2	(382)	600	218	(123)	276	153
Impairment charge	–	–	–	(4,515)	4,515	–
Other (expense)/income	(88)	88	–	565	(565)	–
Operating profit/(loss)	2,844	1,743	4,587	(411)	4,995	4,584
Investment and other income	1,395	–	1,395	864	(247)	617
Financing costs3	(2,375)	161	(2,214)	(1,931)	(1)	(1,932)
Profit/(loss) before taxation	1,864	1,904	3,768	(1,478)	4,747	3,269
Income tax expense4	(1,805)	807	(998)	(2,246)	1,458	(788)
Profit/(loss) for the financial year - Continuing operations	59	2,711	2,770	(3,724)	6,205	2,481
Loss for the financial year - Discontinued operations	(108)	108	–	(22)	22	–
(Loss)/profit for the financial year	(49)	2,819	2,770	(3,746)	6,227	2,481

(Loss)/profit attributable to:
- Owners of the parent (Continuing)	(289)	2,865	2,576	(4,147)	6,205	2,058
- Owners of the parent (Total Group)	(397)	2,973	2,576	(4,169)	6,227	2,058
- Non-controlling interests	348	(154)	194	423	–	423
(Loss)/profit for the financial year	(49)	2,819	2,770	(3,746)	6,227	2,481

Notes:

1.
Depreciation and amortisation on owned assets excludes depreciation on leased assets and loss on disposal of leased assets included within Adjusted EBITDAaL. See page 49 for an analysis of depreciation and amortisation. The adjustment of €685 million (FY25: €605 million) relates to amortisation of customer bases and brand intangible assets.

2.
See page 48 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.

3.
See ‘Net financing costs’ on page 15 for further analysis.

4.
See ‘Adjusted tax metrics’ on page 48 for further analysis.

Non-GAAP measures

Adjusted basic earnings per share

The reconciliation of Adjusted basic earnings per share to the closest equivalent GAAP measure, Basic earnings per share, is provided below.

	FY26	FY25
	€m	€m
Loss attributable to owners of the parent	(397)	(4,169)
Adjusted profit attributable to owners of the parent	2,576	2,058

	Million	Million
Weighted average number of shares outstanding - Basic	24,033	26,149

	eurocents	eurocents
Basic loss per share	(1.65)c	(15.94)c
Adjusted basic earnings per share	10.72c	7.87c

Cash flow, funding and capital allocation metrics

Cash flow and funding

Non-GAAP measure	Purpose	Definition
Free cash flow
Internal performance reporting.
External metric used by the investor community.
Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.

Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital movements including in respect of capital additions, disposal of property, plant and equipment and intangible assets, integration capital additions and restructuring costs, together with related working capital, licences and spectrum, interest received and paid (excluding interest on bank borrowings secured against Indian assets), taxation, dividends received from associates and joint ventures, dividends paid to non-controlling shareholders in subsidiaries, payments in respect of lease liabilities and other.

Adjusted free cash flow
Internal performance reporting.
External metric used by the investor community.
Setting Director and management remuneration.
Key external metric used to evaluate liquidity and the cash generated by our operations.

Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items.
Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.
Gross debt less cash and cash equivalents, short-term investments, non-current investments in sovereign securities, derivative and other financial instruments excluding mark-to-market adjustments and net collateral assets.

Non-GAAP measures

Cash flow and funding (continued)

The table below presents the reconciliation between Inflow from operating activities and Free cash flow.

	FY26	FY25
	€m	€m
Inflow from operating activities	14,291	15,373
Net tax paid	988	901
Cashflows from discontinued operations	–	(1,657)
Cash generated by operations	15,279	14,617
Capital additions	(7,291)	(6,862)
Working capital movement in respect of capital additions	241	404
Disposal of property, plant and equipment and intangible assets	48	9
Integration capital additions	(209)	(31)
Working capital movement in respect of integration capital additions	118	8
Licences and spectrum	(404)	(421)
Interest received and paid1	(1,696)	(1,598)
Taxation	(914)	(728)
Dividends received from associates and joint ventures	557	530
Dividends paid to non-controlling shareholders in subsidiaries	(245)	(249)
Payments in respect of lease liabilities	(3,542)	(3,288)
Payment for the future use of the Vodafone brand in Italy and Spain	–	(491)
Other	(147)	(50)
Free cash flow	1,795	1,850

Note:

1.
Includes interest on lease liabilities of €577 million (FY25: €451 million), excluding discontinued operations.

The table below presents the reconciliation between Borrowings, Gross debt and Net debt.

	Year-end FY26	Year-end FY25
	€m	€m
Borrowings	(52,636)	(53,143)
Lease liabilities	12,388	10,826
Collateral liabilities	1,644	2,357
Gross debt	(38,604)	(39,960)
Collateral liabilities	(1,644)	(2,357)
Cash and cash equivalents	8,982	11,001
Non-current investments in sovereign securities	915	913
Short-term investments	3,431	5,280
Collateral assets	1,169	1,010
Derivative and other financial instruments	1,163	2,291
Less mark-to-market gains deferred in hedge reserves	(823)	(575)
Net debt	(25,411)	(22,397)

Non-GAAP measures

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed (‘ROCE’)	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.
We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes borrowings, cash and cash equivalents, derivative and other financial instruments included in trade and other receivables/payables, short-term investments, non-current investments in sovereign securities, collateral assets, financial liabilities under put option arrangements and equity.

Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above.
We calculate pre-tax ROCE (controlled) by using Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses/reversals, other income and expense, the impact of hyperinflationary adjustments and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our Adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is based on the average of month end capital employed balances during the period of: property, plant and equipment (including leased assets and lease liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions, excluding the impact of hyperinflationary adjustments. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

ROCE using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

	FY26	FY25
	€m	€m
Operating profit/(loss)1	2,844	(411)

Borrowings	52,636	53,143
Cash and cash equivalents	(8,982)	(11,001)
Derivative and other financial instruments included in trade and other receivables	(2,975)	(4,197)
Derivative and other financial instruments included in trade and other payables	1,812	1,906
Non-current investments in sovereign securities	(915)	(913)
Short-term investments	(3,431)	(5,280)
Collateral assets	(1,169)	(1,010)
Financial liabilities under put option arrangements	107	97
Equity	54,365	53,916
Capital employed at end of the year	91,448	86,661

Average capital employed for the year	89,055	95,898

ROCE using GAAP measures	3.2%	(0.4)%

Note:

1.
Operating profit/(loss) includes Other (expense)/income which includes merger and acquisition activity that is non-recurring in nature.

Non-GAAP measures

ROCE using non-GAAP measures

The table below presents the calculation of ROCE using non-GAAP measures and reconciliations to the closest equivalent GAAP measure.

	FY26	FY25
	€m	€m
Operating profit/(loss)	2,844	(411)
Interest on lease liabilities	(615)	(488)
Restructuring costs	370	164
Other expense/(income)	88	(565)
Share of results of equity accounted associates and joint ventures	382	123
Impairment charge	–	4,515
Other adjustments1	412	399
Adjusted operating profit for calculating pre-tax ROCE (controlled)	3,481	3,737
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE2	110	(159)
Notional tax at Adjusted effective tax rate3	(1,009)	(905)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	2,582	2,673

Capital employed for calculating ROCE on a GAAP basis	91,448	86,661
Adjustments to exclude:
- Leases	(12,388)	(10,826)
- Deferred tax assets	(18,068)	(19,033)
- Deferred tax liabilities	1,043	798
- Taxation recoverable	(186)	(174)
- Taxation liabilities	555	578
- Other investments	(2,437)	(2,660)
- Associates and joint ventures	(6,564)	(6,796)
- Pension assets and liabilities	(82)	(55)
- Other adjustments1	(1,196)	(1,193)
Adjusted capital employed for calculating pre-tax ROCE (controlled)	52,125	47,300
Associates and joint ventures	6,564	6,796
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	58,689	54,096

Average capital employed for calculating pre-tax ROCE (controlled)	52,563	53,146
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	59,322	61,030

Pre-tax ROCE (controlled)	6.6%	7.0%
Post-tax ROCE (controlled and associates/joint ventures)	4.4%	4.4%

Notes:

1.
Comprises adjustments to exclude hyperinflationary accounting in Türkiye.

2.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure and excludes restructuring costs and other income.

3.
Includes tax at the Adjusted effective tax rate of 28.1% (FY25: 25.3%).

Non-GAAP measures

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of Adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses, together with fair value movements on Other investments through profit and loss.
Adjusted profit before taxation	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted profit before taxation excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss.

Adjusted income tax expense	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted income tax expense excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense, mark-to-market and foreign exchange movements and fair value movements on Other investments through profit and loss. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.

Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of the Adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer bases and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in Post-tax ROCE	This metric is used in the calculation of Post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Non-GAAP measures

Adjusted tax metrics

The table below reconciles Profit before taxation and Income tax expense to Adjusted profit before taxation, Adjusted income tax expense and Adjusted effective tax rate.
	FY26	FY25
	€m	€m
Profit/(loss) before taxation	1,864	(1,478)
Adjustments to derive Adjusted profit before tax	1,904	4,747
Adjusted profit before taxation	3,768	3,269
Adjusted share of results of equity accounted associates and joint ventures	(218)	(153)
Adjusted profit before tax for calculating Adjusted effective tax rate	3,550	3,116

Income tax expense	(1,805)	(2,246)
Tax on adjustments to derive Adjusted profit before tax	(291)	8
Adjustments:
- Deferred tax on rate change in Germany	305	–
- Deferred tax on use of Luxembourg losses in the year	307	423
- Derecognition of certain UK deferred tax assets	358	–
- UK corporate interest restriction	23	16
- Tax relating to inflation-related adjustments in Türkiye	105	146
- Deferred tax on rate change in Luxembourg	–	718
- Settlement of the VISPL tax cases	–	185
- Other	–	(38)
Adjusted income tax expense for calculating Adjusted tax rate	(998)	(788)
Adjusted effective tax rate	28.1%	25.3%

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles Adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, Share of results of equity accounted associates and joint ventures.

	FY26	FY25
	€m	€m
Share of results of equity accounted associates and joint ventures	(382)	(123)
Restructuring costs, net of tax	21	21
Other (expense)/income, net of tax1	471	(57)
Adjusted share of results of equity accounted associates and joint ventures used in Post-tax ROCE	110	(159)
Amortisation of acquired customer base and brand intangible assets, net of tax	108	312
Adjusted share of results of equity accounted associates and joint ventures	218	153

Note:

1.
Includes €464 million in respect of the investment Oak Holdings 1 GmbH holds in Infrastrutture Wireless Italiane S.p.A. (‘Inwit’).

Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in this document, reconciled to the GAAP amounts in the consolidated income statement.

	FY26	FY25
	€m	€m
Depreciation on leased assets - included in Adjusted EBITDAaL	3,674	3,205
Depreciation on leased assets - included in Restructuring costs	299	30
Depreciation on leased assets	3,973	3,235

Depreciation on owned assets	4,391	3,874
Amortisation of owned intangible assets	4,090	3,695
Depreciation and amortisation on owned assets	8,481	7,569

Total depreciation and amortisation on owned and leased assets	12,454	10,804

(Gain)/loss on disposal of owned fixed assets	(199)	25
Gain on disposal of leased assets	(4)	(12)
Depreciation and amortisation - as recognised in the consolidated income statement	12,251	10,817

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in this document.

	FY26	FY25
	€m	€m
Capital additions	7,291	6,862
Integration related capital additions	209	31
Licence and spectrum additions	1,083	236
Additions to customer bases	1	–
Additions	8,584	7,129

Intangible asset additions	3,234	2,655
Property, plant and equipment owned additions	5,350	4,474
Total additions	8,584	7,129
Definitions

Key terms are defined below. See page 37 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Common Functions	Comprises corporate functions and shared operations.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Financial services revenue
Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
FTTH	Fibre to the home.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Indian assets	Comprises the Group’s investments in Indus Towers Limited and Vodafone Idea Limited.
Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things (‘IoT’)
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

MDU	Multi Dwelling Units.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
NPS	Net Promoter Score.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone’s expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.
References to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and everyone.connected are trademarks owned by Vodafone. Other product and company names mentioned herein may be the trademarks of their respective owners.
2.
All growth rates reflect a comparison to the year ended 31 March 2025 unless otherwise stated.
3.
References to “Q1”, “Q2”, “Q3” and “Q4” are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the “year”, “financial year” or “FY26” are to the financial year ended 31 March 2026. References to “last year”, “last financial year” or “FY25” are to the financial year ended 31 March 2025. References to “H1 FY26” are to the six month period ended 30 September 2025. References to “H1 FY25” are to the six month period ended 30 September 2024.
4.
Vodacom refers to the Group’s interest in Vodacom Group Limited as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5.
This document contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.
Forward-looking statements and other matters

This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group’s portfolio transformation plan; expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2027; the integration of Skaylink, Telekom Romania and VodafoneThree; the acquisition of an increased shareholding in Safaricom; the announced agreement to acquire full ownership of VodafoneThree; general expectations for the Group’s future performance; expectations for the Group’s dividend policy; the Group’s share buyback programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group’s plans and objectives, including the Group’s strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘expects’, 'believes', ‘continue’, ‘plans’, ‘further’, ‘ongoing’, ‘progress’, ‘targets’ or ‘could’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services, including artificial intelligence; the Group’s ability to optimise its portfolio in line with its business transformation plan; evolving cyber threats to the Group’s services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, data centres, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the combination of Vodafone’s UK business with Three UK, the mobile network sharing agreement with Virgin Media O2 and the Group’s strategic partnerships with Microsoft and Google; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposal; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group’s Annual Report for the year ended 31 March 2025 and under “Risk factors” and “Forward-looking statements and other matters” in the Vodafone Group Plc H1 results for the six months ended 30 September 2025. The Annual Report can be found on the Vodafone Group’s website (vodafone.com/investors). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2026

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 12, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary